Exhibit 2.1

EQUITY PURCHASE AGREEMENT
BY AND AMONG
PRIME COMMUNICATIONS, L.P.
PRIME ACQUISITION COMPANY, LLC
SPRING COMMUNICATIONS HOLDING, INC.
SPRING COMMUNICATIONS PARENT, INC.
AND
GAMESTOP CORP.

November 21, 2018

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		Page
Section 11.11.	Expenses	78
Section 11.12.	Specific Performance	78
Section 11.13.	Counterparts; Effectiveness	80
Section 11.14.	Company Disclosure Schedule	80
Section 11.15.	Time of the Essence	80
Section 11.16.	No Conflict	80

EXHIBITS
Exhibit A        Sample Statement
Exhibit B-1        Form of Transition Services Agreement for the Company
Exhibit B-2        Form of Transition Services Agreement for Simply Mac
Exhibit C        AT&T Consent Agreement
Exhibit D        Purchase Price Allocation

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EQUITY PURCHASE AGREEMENT
THIS EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of November 21, 2018 (the “Agreement Date”), is made by and among Prime Communications, L.P., a Texas limited partnership (“Parent”), Prime Acquisition Company, LLC, a Delaware limited liability company and wholly‑owned subsidiary of Parent (“Purchaser”), Spring Communications Holding, Inc. (the “Company”), GameStop Corp., a Delaware corporation (“Seller”) and Spring Communications Parent, Inc., a Delaware corporation and wholly‑owned subsidiary of Seller (“Holdco” and collectively, with Seller, the “Seller Parties”). Parent, Purchaser, Seller, Holdco and the Company are referred to collectively as the “Parties” and individually as a “Party.”
BACKGROUND
WHEREAS, as of the Agreement Date, Seller owns directly all of the Shares (as defined below);
WHEREAS, prior to the Closing (as defined in Section 2.1), Seller shall contribute (the “Contribution”) the Shares to Holdco;
WHEREAS, following the Contribution, the Company shall convert into Spring Communications Holding, LLC a Delaware limited liability company (the “Conversion” and, collectively with the Contribution, the “Reorganization”);
WHEREAS, following the Conversion, Holdco shall directly own all of the outstanding limited liability company interests of the Company (the “Interests”);
Whereas, Parent has formed Purchaser for the purpose of acquiring all of the outstanding Interests of the Company; and
WHEREAS, the Seller Parties desire Holdco to sell the Interests to Purchaser, and Purchaser desires to purchase the Interests from Holdco, on the terms and subject to the conditions set forth herein.
TERMS
NOW THEREFORE, in consideration of the respective representations, warranties, covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
ARTICLE 1
DEFINITIONS

Section 1.1.    Certain Definitions. As used herein, the terms below shall have the following meanings.

“Action” means any action, cause of action, claim, cross-claim, third-party claim, arbitration, mediation, hearing, litigation, or suit (whether civil, criminal, administrative or judicial) of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body, or private mediator or arbitrator.
“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by or is under common Control with such Person.
“Ancillary Documents” means the Transition Services Agreements, the AT&T Consent Agreement, and, in the case of a particular Party, each other certificate, instrument or document required to be executed or delivered by such Party pursuant to this Agreement.
“Applicable Accounting Principles” means, when used in respect of an asset or liability of the Company, such asset or liability as determined (i) in accordance with the specified accounting methods, policies, practices and procedures set forth in the Sample Statement under the heading “Applicable Accounting Principles,” and (ii) where any such specified accounting methods, policies, practices and procedures do not apply, in accordance with GAAP applied  using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used by the Company in preparation of the Financial Statements; provided, that, with respect to the foregoing clause (ii), in the event of a conflict between GAAP and the application of such methods, policies, practices, procedures, classifications, judgments and estimation methodology, GAAP shall prevail.
“AT&T” means AT&T Mobility I, LLC, AT&T Mobility II, LLC, any parent, Subsidiary or Affiliate thereof or any successor in interest of any of the foregoing.
“AT&T Consent Agreement” means the agreement dated November 21, 2018 with AT&T, a copy of which is attached hereto as Exhibit C, pursuant to which AT&T has consented to the purchase and sale of the Interests and, by virtue of such consent, (i) consented to the transfer to Purchaser of indirect ownership of the Company’s customer base and (ii) authorizes the Company to continue to operate the AT&T Stores following the Closing in accordance with the dealer agreement between AT&T and Parent.
“AT&T Stores” means the AT&T retail stores operated by the Company as of the Agreement Date.
“Books and Records” means all Records of the Business, including all sales order files, product files, purchase order files, client and customer lists, supplier lists, pricing information, sales and promotional literature, and business files of the Business, and all Records of the Business pertaining to current and former employees, books of account, accounting, financial statements, receivables, payables, inventory, results of operations, customers, suppliers, employees, employees benefit plans, Taxes, Tax Returns, trade secrets and other Intellectual Property, Permits, Leased Real Property, other tangible or intangible assets, Contracts, Liabilities or otherwise relating to the Business.

“Business” means the Company’s business of selling wireless products and services and other consumer electronics, including the operation of the AT&T Stores, but excluding the Simply Mac Business.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the State of New York (United States).
“Cash” means, as of the Determination Time, the Company’s cash and cash equivalents (including marketable securities and marketable short term investments), prepaid rental obligations and credit card receivables required to be reflected as cash and cash equivalents on a balance sheet of the Company prepared in accordance with the Applicable Accounting Principles, net of any outstanding checks, wires and bank overdrafts of the Company.
“Certificate of Conversion” means the certificate of conversion prepared to effectuate the Conversion.
“Certificate of Incorporation” means the Company’s Certificate of Incorporation, as amended to date.
“Closing Cash” means the Cash as of the Determination Time (and, for the avoidance of doubt, shall be computed after paying the dividend required pursuant to Section 6.16).
“Closing Indebtedness” means the Indebtedness as of the Determination Time.
“Closing Non-Cash Working Capital” means the Non-Cash Working Capital of the Company as of the Determination Time.
“Closing Purchase Price” means the Estimated Closing Purchase Price after all adjustments have been made thereto pursuant to Section 2.5.
“Closing Transaction Expenses” means the Transaction Expenses as of the Determination Time.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Stock” means the Company’s common stock, par value $0.001 per share.
“Company Fundamental Representations” means Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.11(a)(i), Section 3.17, Section 4.1, Section 4.2, Section 4.3(a)(i), Section 4.5 and Section 4.6.
“Company Intellectual Property” means all Owned Company Intellectual Property and Licensed Company Intellectual Property.

“Company Material Adverse Effect” means, with respect to the Company, any event, change, circumstance, occurrence, result or condition, which individually or in the aggregate: (i) has or is reasonably expected to result in a material adverse change in the business, financial condition or results of operations of the Company, or (ii) has materially impaired, or materially impairs, the ability of the Seller Parties to consummate, or prevents or materially delays, the consummation of the Transaction on a timely basis; provided, however, that none of the following shall be taken into account (either alone or in combination) in determining whether there has been or will be, a Company Material Adverse Effect: (a) the effect of any change that is generally applicable to the industry and markets in which the Company operates, including but not limited to tariffs; (b) the effect of any change that is generally applicable to the United States economy or its securities or financing markets, or the world economy or international securities or financing markets; (c) the effect of any change arising in connection with earthquakes, fires and other similar destructive natural events, acts of war, sabotage or terrorism or military actions, or any worsening or escalation of the foregoing; (d) the effect of any change in GAAP or applicable Regulations first publicly proposed after the Agreement Date; (e) any events or occurrences directly or indirectly related to the announcement or consummation of the Transaction (including any loss of or adverse change in the relationship of the Company with any of its employees, customers, suppliers or partners related thereto); and (f) any change or prospective change in (i) the level or form of compensation payable by AT&T to third party operators of AT&T retail stores or (ii) pricing under or pursuant to AT&T national dealer agreements, including but not limited to agreements relating to AT&T stores operated by Parent or its Subsidiaries; provided, however, that the changes and effects in the case of clause (a) or (b) of this sentence do not disproportionately affect the Company in any material respect relative to other similarly situated Persons; and, provided, further, that the failure of the Company to meet any internal or external projections, forecasts, budgets or estimates of revenues or earnings shall not, in and of itself, be evidence that a Company Material Adverse Effect has occurred, it being understood, for avoidance of doubt, that the underlying causes of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred.
“Contract” means any written or verbal agreement, contract, lease, license, promise, commitment or undertaking.
“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (the terms “Controlled by” and “under common Control with” shall have correlative meanings).
“Court Order” means any judgment, decision, consent decree, injunction, ruling, assessment or order of any Governmental Body that is binding on any Person or its property.
“Current Assets” means the current assets of the Company as of the Determination Time as determined in accordance with the Applicable Accounting Principles. Current Assets shall not include Excluded Assets, Cash or deferred Tax assets.
“Current Liabilities” means the current liabilities of the Company as of the Determination Time as determined in accordance with the Applicable Accounting Principles; provided, however, that such current liabilities shall include only 36.2% of deferred revenues of the Company as of the Determination Time as determined in accordance with the Applicable Accounting Principles. Current Liabilities shall not include Excluded Liabilities, Indebtedness, Transaction Expenses or any current or deferred Tax liabilities. In addition, in no event shall the Specified Amount be included in Current Liabilities.
“Determination Time” means 12:01 a.m. eastern time on the Closing Date.
“Encumbrance” means any charge, claim, limitation, condition, equitable interest, hypothecation, lien, pledge, easement, security interest, deed of trust, mortgage, conditional sales agreement, right of first option, right of first refusal, transfer restriction (other than transfer restrictions under state or federal securities laws) or other adverse claim or similar adverse restriction.
“Enterprise Value” means $700,000,000.
“Environment” means soil, surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant, animal life, occupational health and safety and any other environmental medium or natural resource.
“Environmental Claim” means any and all administrative, regulatory, judicial or other actions, suits, demands, claims, liens, judgments, warning notices, notices of non-compliance or violation or liability, investigations, requests for information, proceedings, removal or remedial actions or orders (including Actions), whether actual or threatened, relating in any way to (a) any Environmental Law, (b) the presence or Release of, or exposure to, Hazardous Substances, (c) any Environmental Permit issued or otherwise required in connection with the operation of the Business, or (d) any alleged liability related to damages or harm to the Environment.
“Environmental Laws” means any and all applicable Regulations: (a) relating to pollution (or the investigation, cleanup, removal, Remediation or other response action or analysis thereof) or the protection of the Environment, or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, Release, transportation, processing, production, sale, distribution, labeling, importation, exportation, disposal or Remediation of any Hazardous Substances, or the handling of Hazardous Substances. The term “Environmental Laws” includes but is not limited to the following (including their implementing Regulations and any applicable federal, state, provincial, regional, local analogs or foreign analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq., the Solid Waste Disposal Act, as amended by the Resource Conversation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq., the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq., the Emergency Planning and Community Right to-Know Act of 1986, 42 U.S.C. §§ 7401 et seq., and the Occupation Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permit” means any Permit required under any applicable Environmental Laws.
“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.
“Estimated Closing Purchase Price” means an amount in cash equal to (a) the Enterprise Value, plus (b) the Estimated Cash (and, for the avoidance of doubt, shall be computed after paying the dividend required pursuant to Section 6.16), plus (c) the Estimated Non-Cash Working Capital Surplus, if any, minus (d) the Estimated Non-Cash Working Capital Deficiency, if any, minus (e) the Estimated Indebtedness, minus (f) the Estimated Transaction Expenses.
“Estimated Non-Cash Working Capital Deficiency” means the amount, if any, by which the Estimated Non-Cash Working Capital is less than the Non-Cash Working Capital Target.
“Estimated Non-Cash Working Capital Surplus” means the amount, if any, by which the Estimated Non-Cash Working Capital is greater than the Non-Cash Working Capital Target.
“Excluded Assets” means the assets relating exclusively to the Simply Mac Business, as generally described on Section 1.1(a) of the Company Disclosure Schedule.
“Excluded Liabilities” means (x) any Liability relating primarily to the Simply Mac Business and (y) such other Liabilities listed on Section 1.1(a) of the Company Disclosure Schedule.
“Financial Statements” means the unaudited balance sheets of the Company as of February 3, 2018 and January 28, 2017, and the related unaudited statements of operations and comprehensive loss of the Company for each of the years then ended.
“Financing Source Parties” means, collectively, the Financing Sources, their Affiliates and such Persons’ and their Affiliates’ respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives and agents, and the respective successors and assigns of each of the foregoing.
“Financing Sources” means one or more Persons that will provide debt financing to Purchaser pursuant to the Debt Financing Commitment.
“Fraud” means an actual, intentional and knowing fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence).

“GAAP” means accounting principles generally accepted in the United States as consistently applied and maintained by the Company throughout the applicable periods.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental body of any nature (including any governmental division, authority, program, plan, office, bureau, board, directorate, political subdivision, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court, other tribunal or arbitrator).
“Hazardous Substance” means any substance, material or waste which is regulated by any Environmental Law, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum, petroleum products or any derivative or by-products thereof, nuclear fuel, asbestos or asbestos-containing material, radioactive materials, urea formaldehyde and polychlorinated biphenyls.
“HSR Act” means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the Regulations promulgated thereunder.
“Indebtedness” means, without duplication and, in each case determined as of the Determination Time: (a) the unpaid principal amount and accrued interest, prepayment premiums, prepayment penalties and any other amounts that would be required to be paid by a borrower to a lender pursuant to a customary payoff letter, in each case, in respect of all (I) Liabilities or obligations of the Company for borrowed money, including any such Liabilities or obligations evidenced by notes, debentures, bonds or other similar instruments; and (II) Liabilities or obligations of the Company with respect to interest-rate hedging, swaps or similar financial arrangements; (b) all Liabilities of the Company under all leases that are required by GAAP to be capitalized on financial statements of the Company; (c) all amounts for the deferred purchase price of goods and services, including any earn out liabilities associated with past acquisitions by the Company or its Subsidiaries; (d) all Liabilities with respect to any Benefit Plan, all Liabilities or obligations with respect to the Technology Brands annual bonus, all “Reduction in Force” Liabilities or obligations, all deferred compensation and vacation obligations, all workers’ compensation claims, all Liabilities with respect to unemployment Taxes and all employment Taxes payable by the Company with respect to the foregoing (to the extent such Liabilities or obligations are not Current Liabilities in the Sample Statement); (e) all deposits and monies received in advance; (f) all unpaid amounts under all conditional sale or other title retention agreement with respect to property acquired by the Company; (g) all Liabilities of a Person, other than the Company, secured by an Encumbrance against any assets of the Company, (provided that such obligations shall not be included in Indebtedness if the Encumbrance will be removed at or before the Closing); (h) all amounts due and payable by the Company under guarantees or letters of credit that have been drawn upon as of the Determination Time and amounts payable by the Company under guarantees or letters of credit that have not been drawn upon as of the Determination Time and that cover obligations of a Person for borrowed money; (i) 63.8% of deferred revenues of the Company as determined in accordance with the Applicable Accounting Principles; (j) all gift card Liabilities; (k) an amount equal to (I)

the amount set forth in the “Current Income Tax Payables” account in the general ledger accounts of the Company net of (II) the amount set forth in the “Current Income Tax Receivables” account in the general ledger accounts of the Company; (l) all Liabilities or obligations for sales Taxes; (m) all Liabilities with respect to the TIO Networks; (n) all Liabilities with respect to unclaimed property; and (o) all Liabilities of the type referred to in the foregoing clauses (a) through (n) of other Persons for the payment of which the Company is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. In no event shall any amount included in Current Liabilities or Transaction Expenses or the Specified Amount be included in Indebtedness; provided further, that, for the avoidance of doubt, performance bonds posted to secure or maintain business licenses shall not be considered Indebtedness except to the extent drawn or subject to a demand or request to draw. For the avoidance of doubt, Indebtedness does not include Excluded Liabilities.
“Intellectual Property” means (a) trade names, trade dress, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration, and all goodwill symbolized thereby, (b) copyrights in both published and unpublished works, including without limitation all compilations, databases, Software, website content, manuals and other documentation and all copyright registrations and applications, (c) trade secrets, processes, procedures, sales plans, sales strategies, know-how, inventions, confidential information and other proprietary information and rights (collectively, “Trade Secrets”) and (d) patents, patentable inventions and patent applications, design registrations and all reissues, divisions, divisionals, provisionals, non-provisionals, continuations and continuations-in-part, renewals, extensions, reexaminations, and all documents and filings claiming priority to or serving as a basis for priority thereof.
“Interim Financial Statements” means the unaudited balance sheet as of September 30, 2018 (the “Interim Balance Sheet Date”) of the Company and the related statements of operations and comprehensive loss of the Company for the eight months then ended.
“Knowledge” or any similar phrase, when used with respect to the Company, means the actual knowledge of each of Jason Ellis, Kent Forsgren, Rex Anderson, Dave Buchanan and Brent Bradshaw, in each case as would be imputed to such Person after due inquiry of their respective direct reports.
“Liability” means any liability, obligation, commitment, expense, deficiency, guaranty or endorsement of or by any Person, whether known or unknown, and whether accrued, absolute, contingent, matured or unmatured.
“Loss” means any loss, damage (excluding any punitive damages, other than punitive damages arising from any Third-Party Claim), liability, interest, award, penalty, imposition, assessment, fine, judgment, settlement, or cost including court costs and reasonable attorneys’ and other professionals’ fees and expenses, and any other costs of asserting and enforcing the applicable party’s rights hereunder.

“Marketing Period” means the first period of 20 consecutive Business Days after the Agreement Date throughout which (i) Purchaser shall have access to the Required Information and nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 7.1(a), Section 7.3(b), Section 7.3(c) and Section 7.3(d) to fail to be satisfied at Closing (other than insofar as any of those conditions are, by their nature, to be satisfied at the Closing but subject to the nothing having occurred that would reasonably be expected to prevent such satisfaction, assuming that the Closing were to be scheduled for any time during such 20 consecutive Business Day period); provided, that (i) such 20 consecutive Business Day period shall not be required to be consecutive to the extent it would include November 21, 2018, November 22, 2018 and November 23, 2018 (which dates set forth in this clause (i) shall be excluded for purposes of, but shall not reset, the 20 consecutive Business Days) and (ii) the Marketing Period shall either end on or prior to December 13, 2018 or, if the Marketing Period has not ended on or prior to December 13, 2018, then the Marketing Period shall commence no earlier than January 3, 2019 and no later than January 4, 2019. Notwithstanding anything in this definition to the contrary: (x) the Marketing Period shall end on any earlier date prior to the expiration of the 20 consecutive Business Day period described above if the Debt Financing (or alternate debt financing described in Section 6.13(b)) is consummated on such earlier date; and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the Agreement Date and prior to the completion of such 20 consecutive Business Day period: (A) the Company has announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case, the Marketing Period shall not commence unless and until, at the earliest, such restatement has been completed and the applicable Required Information has been amended or updated or the Company has announced or informed Purchaser that it has concluded that no such restatement shall be required in accordance with GAAP; or (B) any such Required Information at any time during such 20 consecutive Business Day period ceases to meet the requirement of “Required Information,” as defined, in which case the Marketing Period shall not commence or be deemed to have commenced unless and until such Required Information is updated or supplemented to meet the requirement of “Required Information”; provided, that in no event shall the Marketing Period be restarted or cease to continue if additional financial statements are delivered or required to be delivered pursuant to the definition of “Required Information.”
If at any time the Company shall in good faith reasonably believe that it has provided the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it has completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such delivery of such Required Information as has been identified in such notice, unless Purchaser in good faith reasonably believes that the Company has not completed the delivery of the Required Information and, within three Business Days after the delivery of such notice by the Company, Purchaser delivers a written notice to the Company to that effect (stating with specificity which portion of the Required Information the Company has not delivered).
“Non-Cash Working Capital” means the amount (which may be a positive or negative number) by which Current Assets exceed Current Liabilities, in each case calculated in accordance with the Applicable Accounting Principles.

“Non-Cash Working Capital Target” means an amount equal to $141,390,927.
“Ordinary Course” or any similar phrase means the ordinary course of the Business, consistent with the past practices of the Company.
“Organizational Documents” means, with respect to a particular Person, the certificate of formation, the operating agreement, partnership agreement, the certificate (or articles) of incorporation or bylaws (or similar charter documents) of such Person.
“Owned Company Intellectual Property” means Intellectual Property owned by the Company; including Registered Company Intellectual Property and Company Trade Secrets owned by the Company.
“Parent Fundamental Representations” means Section 5.1, Section 5.2, Section 5.3(i) and Section 5.5.
“Permits” means each license, certificate, permit, franchise, approval, authorization, variance, consent, order or similar authorization of, or filing or registration with, or issued or granted by, any Governmental Body for the conduct of the Business or relating to the operation of the Company, in each case as currently conducted.
“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and other charges of Governmental Bodies not yet due and payable or being contested in good faith and as to which reserves are included in the Financial Statements in accordance with GAAP, (b) statutory and contractual mechanics’, laborers’, materialmen’s, warehouseman’s, carrier’s and other similar Encumbrances arising in the Ordinary Course for sums not yet due or being contested in good faith and as to which reserves are included in the Financial Statements in accordance with GAAP, (c) with regard to Real Property, (i) any and all matters of record, other than monetary liens, including zoning restrictions, easements, rights-of-way, building or use restrictions, prescriptive rights, encroachments, and other reservations, entitlements, covenants, conditions, oil and gas leases and mineral severances and (ii) statutory landlord’s Encumbrances, (d) any and all Encumbrances encumbering the underlying fee interest of the Leased Real Property in favor of the lessors or licensors under such leases not created or granted by the Company, except to the extent such Encumbrances (i) are caused by or arise as a result or in connection with a default by the Company under such Real Property Leases or (ii) which, individually or in the aggregate, materially impair or are reasonably expected to materially interfere with the current use of any of the Company’s properties or otherwise materially impair the Company’s operation of the Business in the Ordinary Course, (e) any Encumbrances on the sale, transfer, assignment, pledge or hypothecation imposed by applicable securities law and (f) any Encumbrances arising from or related to any equipment financing or leasing arrangements identified in Section 3.10 of the Company Disclosure Schedule.
“Person” means any person or entity, including an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture and Governmental Body.
“Pre-Closing Period” means any taxable year or other taxable period that ends on or before the Closing Date.

“R&W Insurance Policy” means the transaction representations and warranties insurance policy acquired by Parent and dated as of the date of this Agreement. The R& W Insurance Policy (a) does not contain, and shall not contain, and the insurance company issuing such policy has waived, any right of subrogation against any and all Seller Indemnified Parties, except in the case of Fraud by Seller, and (b) provides that the foregoing right of subrogation may not be supplemented, amended, modified or otherwise changed without written consent of the Seller, which Seller may give or withhold in its sole discretion.
“R&W Insurance Policy Cost” means $2,100,000.
“Real Property” means all real property owned or leased by an applicable Person, together with all buildings, improvements, fixtures and easements.
“Record” means any information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.
“Regulations” means any laws, common law, statutes, ordinances, regulations, rules and agency guidelines, directions, orders, instructions enacted, issued or adopted by any Governmental Body and having or considered by such Governmental Body as having the force of law but, for the avoidance of doubt, excludes any Court Orders.
“Related Party” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves as a director, executive officer, partner, member or in a similar capacity of such specified Person; or (iii) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s immediate family, more than 5% of the outstanding voting equity or ownership interests of such specified Person.
“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, dumping, emptying, leaching or migration of Hazardous Substances into the Environment.
“Remediation” means (i) any remedial action, remedy, response or removal action as those terms are defined in 42 U.S.C. § 9601, (ii) any corrective action as that term has been construed pursuant to 42 U.S.C. § 6924, and (iii) any measures or actions required or undertaken to investigate, assess, evaluate, monitor, or otherwise delineate the presence or Release of any Hazardous Substance in or into the environment or to prevent, clean up or minimize a Release or threatened release of Hazardous Substance.
“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors and bankers of such Person.
“Required Information” means the following information with respect to the business, operations and financial condition of the Company: (a) all financial and related information reasonably requested in writing by Purchaser or Parent and readily available to Seller to permit Purchaser or Parent to prepare a pro forma consolidated balance sheet and related pro forma income statement in each case as required pursuant to paragraph (vi) of Annex II to the Debt Financing Commitment; (b) the unaudited financial information with respect to the Company required to be delivered pursuant to clauses (A)(1) and (A)(2) of paragraph (vi) of Annex II to the Debt Financing Commitment; and (c) such other information reasonably requested in writing by Purchaser or Parent and readily available to Seller for inclusion in the confidential information memorandum for the Debt Financing. In no event shall Required Information include statements of cash flows of the Company.
“Required Seller Consents” means the consents identified under the caption “Required Seller Consents” in Section 4.3 of the Company Disclosure Schedule.
“Restricted Cash” means (i) all cash and cash equivalents that are not readily available or distributable to the Company due to regulatory, tax, legal, contractual or other restrictions and (ii) all cash and cash equivalents that are collected from customers or other third-parties in advance or held on behalf of customers or third-parties by the Company.
“Sample Statement” means the illustrative calculation of Non-Cash Working Capital, Cash, Indebtedness and Transaction Expenses set forth in Exhibit A.
“Seller CIC Transaction” means a merger, reorganization, consolidation or similar transaction involving Seller in which the stockholders of Seller immediately before such merger, reorganization, consolidation or similar transaction do not or will not own directly or indirectly immediately following such merger, reorganization, consolidation or transaction, more than fifty percent (50%) of the combined voting power of the outstanding voting securities of any Person resulting from or surviving such merger, reorganization, consolidation or transaction.
“Senior Employee” means any employee of the Company who the Company reasonably expects to receive base cash compensation in excess of $150,000 during the year ending February 2, 2019.
“Shares” means, collectively, the outstanding shares of Common Stock, and “Share” means, individually, any outstanding share of Common Stock.
“Simply Mac Business” means the Simply Mac business segment of Seller.
“Software” means any and all computer programs, software (in object and source code), firmware, middleware, applications, API’s, web widgets, code and related algorithms, models and methodologies, files, documentation and all other tangible embodiments thereof.
“Specified Agreement” means the agreement set forth on Schedule 1.1(c) of the Company Disclosure Schedule between Seller and the individual identified on Schedule 1.1(c) of the Company Disclosure Schedule.
“Specified Amount” means the amount payable under the Specified Agreement.
“Subsidiary” means, when used with respect to any Person, any other Person (a) controlled by such first Person, directly or indirectly, through one or more intermediaries, (b) of which such first Person or any other Subsidiary of such first Person is a general partner or managing member, or (c) the financial results of which are required by GAAP to be consolidated with the financial results of such first Person.

“Systems” means servers, hardware systems, databases, circuits, networks and other computer and telecommunications assets and equipment.
“Tax” and “Taxes” means (i) any and all taxes, and any and all similar charges, fees, levies, duties, deficiencies, customs or assessments, in each case in the nature of a tax, including any income, gross receipts, ad valorem, net worth, premium, value-added, alternative or add-on minimum, excise, severance, stamp, occupation, windfall profits, real property, personal property, commercial activity, tangible property, sales, use, escheat, abandoned property, capital gains, transfer, transfer gains, estimated, withholding, back-up withholding, employment, unemployment, insurance, social security, FICA, FUTA, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service or use and franchise taxes imposed by any federal, state, local, or foreign Governmental Body, tax or liability imposed pursuant to or as a result of Code Section 965, and any taxes incurred as a result of Treasury Regulations section 1.1502 and any similar state law, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being a transferee of or successor to any Person or as a result of any obligation to assume such Taxes or indemnify any other Person and (iii) any interest, fines, penalties, assessments, or additions attributable to, or incurred in connection with any items described in this paragraph.
“Tax Authority” means the Internal Revenue Service or any other Governmental Body having jurisdiction over the determination, assessment and collection of Taxes.
“Tax Returns” means any and all returns, reports, information statements and amendments thereto, with respect to Taxes required to be filed with the Internal Revenue Service or other Tax Authority.
“Transaction” means the purchase and sale of the Interests and the other transactions contemplated to be completed in accordance with the terms and conditions of this Agreement and the Ancillary Documents.
“Transaction Expenses” means the aggregate amount of any and all fees and expenses incurred by or on behalf of, or paid or to be paid directly by, the Company or any Person that the Company pays or reimburses or is otherwise legally obligated to pay or reimburse (including any such fees and expenses incurred by or on behalf of the Seller Parties) in connection with the process of selling the Company or the negotiation, preparation or execution of this Agreement or the Ancillary Documents or the performance or consummation of the Transaction, including: (i) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts in connection with Transaction; (ii) all fees or expenses associated with obtaining the release and termination of any Encumbrances in connection with the Transaction; (iii) all brokers’, finders’ or similar fees in connection with the Transaction; (iv) the R&W Insurance Policy Cost; (v) all costs of the premiums for the insurance “tail” with respect to directors’ and officers’ liability insurance contemplated by Section 6.7; (vi) 50% of any Transfer Taxes; (vii) 50% of all filing or similar fees associated with filings under or pursuant to the HSR Act contemplated by Section 6.4; and (viii) all change of control payments, bonuses, single-trigger severance, single-trigger termination or single-trigger retention obligations (other than obligations under the Specified Agreement) or similar amounts payable in the future or due by the Company in connection with the Transaction, including the employer-share of any payroll Taxes in connection therewith. For purposes of the definition of “Transaction Expenses,” all references to the Transaction shall include any process run by or on behalf of the Company in connection with the Transaction.
“Transition Services Agreements” means the Transition Services Agreements among the Company, Seller, Parent, Purchaser and Simply Mac in substantially the forms of Exhibit B-1 and Exhibit B-2 attached hereto.
“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time (including temporary regulations and corresponding provisions of succeeding regulations).
Section 1.2    Terms Defined Elsewhere.. The following is a list of additional terms used in this Agreement and a reference to the Section hereof in which such term is defined:

Act	Section 2.1(b)
Affected Employees	Section 6.7(a)
Agreement	Preamble
Agreement Date	Preamble
Benefit Plans	Section 3.16(a)
Burdensome Action	Section 6.4(c)
Calculation Notice	Section 2.5(b)
Closing	Section 2.3(a)
Closing Date	Section 2.3(a)
Company	Preamble
Company Disclosure Schedule	Preamble to Article 3
Company Sale Transaction	Section 6.3(a)
Company Trade Secrets	Section 3.12(c)
Competing Business	Section 6.15(a)
Confidential Information	Section 6.2(e)
Continuation Period	Section 6.7(a)
Contracting Parties	Section 11.10
Contribution	Recitals
Conversion	Recitals
Credit Agreement	Section 2.3(c)(iv)
Debt Financing	Section 5.6
Debt Financing Commitment	Section 5.6
Dispute Period	Section 10.5(b)
DOJ	Section 6.4(b)
Enforceability Exceptions	Section 3.3
ERISA	Section 3.16(a)
Estimated Cash	Section 2.3(a)(iii)
Estimated Closing Statement	Section 2.3(a)
Estimated Indebtedness	Section 2.3(a)(ii)
Estimated Non-Cash Working Capital	Section 2.3(a)(i)

Estimated Transaction Expenses	Section 2.3(a)(iv)
Final Election Allocation	Section 8.3
FTC	Section 6.4(b)
Holdco	Preamble
Indemnified Party	Section 10.5(a)
Indemnifying Party	Section 10.5(a)
Initial Calculations	Section 2.5(a)
Interests	Recitals
IT Systems	Section 3.12(f)
Leased Real Property	Section 3.22(b)
Licensed Company Intellectual Property	Section 3.12(b)
Material Breach	Section 9.2
Material Contracts	Section 3.14(a)
Non-Disclosure Agreement	Section 6.2(d)
Nonparty Affiliates	Section 11.10
Notice	Section 10.5(a)
OFAC	Section 3.9(b)
Outside Date	Section 9.1(b)
Parent	Preamble
Parent Indemnified Parties	Section 10.2
Parties	Preamble
Party	Preamble
Personal Information	Section 3.25
Pre-Closing Period	Section 8.4(a)
Privacy Laws	Section 3.25
Proposed Election Allocation	Section 8.3
Purchaser	Preamble
Purchaser Related Parties	Section 9.3(b)
Purchaser Related Party	Section 9.3(b)
Real Property Leases	Section 3.22(b)
Registered Company Intellectual Property	Section 3.12(a)
Released Parties	Section 10.9
Releasing Parties	Section 10.9
Reorganization	Recitals
Restricted Commitment Amendments	Section 6.13(a)
Restricted Period	Section 6.15(a)
Reverse Termination Fee	Section 9.3(a)
Seller	Preamble
Seller Indemnified Parties	Section 10.3
Seller Indemnifying Parties	Section 10.2
Seller Indemnifying Party	Section 10.2
Seller Parties	Preamble
Settlement Accountants	Section 2.5(c)
Straddle Period	Section 8.4(a)

Telecommunications Providers	Section 6.15(a)
Third-Party Claim	Section 10.5(a)
Transfer Taxes	Section 8.6
Transferred Employees	Section 2.3(e)

Section 1.3.    Interpretation. In this Agreement, unless otherwise specified or where the context otherwise requires:

(a)the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;

(b)words importing any gender shall include other genders;

(c)words defined in the singular form only shall have correlative meanings when used in the plural form, and vice versa;

(d)the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation” or “but not limited to”

(e)the words “hereof,” “herein” and “herewith” and words of similar import shall be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
(f)references to “Articles,” “Exhibits,” or “Sections” shall be to Articles, Exhibits or Sections of or to this Agreement and references to “Schedules” shall be to the indicated schedule or section of the Company Disclosure Schedule;

(g)references to any Person include the successors and permitted assigns of such Person;

(h)references to any Contracts refer to the Contract as amended on the Agreement Date;

(i)any reference in this Agreement to “reflected on” or “set forth in” means an item (i) that is specifically disclosed in the document to which such disclosure relates, or (ii) whose disclosure in such document is reasonably apparent on its face;

(j)the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement;

(k)“shall,” “will,” or “agrees” are mandatory, and “may” is permissive;

(l)all accounting terms not specifically defined herein shall, to the extent not inconsistent with the express terms of this Agreement, be construed in conformity with GAAP;

(m)all references to the “Company” herein shall refer to Spring Communications Holding, Inc. as a corporation, prior to the Conversion and Spring Communications Holding, LLC, as a limited liability company, from and after the Conversion; and

(n)references to “Dollars” or “$” shall be to U.S. Dollars, and all payments to be made pursuant to this Agreement shall be made in U.S. Dollars.

Section 1.4    Joint and Several Obligations; Parent Guaranty. Parent and Purchaser hereby agree to be jointly and severally liable for all obligations of each other under this Agreement, and without limiting the generality of the foregoing, Parent hereby unconditionally guarantees the full and prompt payment and performance of all obligations of Purchaser hereunder.

ARTICLE 2

PURCHASE AND SALE OF THE INTERESTS

Section 2.1.    Pre-Closing Reorganization.

(a)No later than one Business Day prior to the Conversion, Seller shall make the Contribution.

(b)Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “Act”), following the Contribution and at least one Business Day prior to the Closing Date, Seller and HoldCo shall effect the Conversion by filing the Certificate of Conversion with the Secretary of State of Delaware in accordance with this Agreement and the Act and provide Parent with copies of the Certificate of Formation of the Company and Certificate of Conversion as filed with the Secretary of State of Delaware.

(c)The directors of the Company immediately prior to the Conversion shall be the managers of the Company immediately following the Conversion, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Conversion shall be the officers of the Company immediately following the Conversion, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
(d)The Company, as a limited liability company following the Conversion, shall be considered for all purposes hereunder the same entity that it was prior to the Conversion, but taking into account any changes in its tax classification or tax treatment provided under applicable tax Law.

(e)For the avoidance of doubt, (i) following the Conversion, Spring Communications Holding, LLC shall be a successor in interest to Spring Communications Holding, Inc. and (ii) except as expressly set forth herein, all representations, warranties, covenants and undertakings made in this Agreement by Spring Communications Holding, Inc. as of the Agreement Date shall be deemed to have been made by Spring Communications Holding, LLC as of the Closing Date.

Section 2.2    Purchase and Sale of the Interests. On the basis of the representations, warranties, covenants and agreements contained in, and subject to the terms and conditions of, this Agreement, at the Closing, Seller shall cause Holdco to, and Holdco shall, sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Holdco, all of Holdco’s right, title and interest in and to the Interests, free and clear of any and all Encumbrances (other than restrictions on transfer arising under applicable state and federal securities Regulations).

Section 2.3    Closing of the Transaction.
(a)The closing of the Transaction (the “Closing”) shall take place at 10:00 a.m. Central Time on the third (3rd) Business Day after satisfaction or waiver of the last to occur of the conditions set forth in Article 7 (other than those conditions which may only be satisfied at the Closing by the delivery of documents, the payment of monies or the taking of such other action, but subject to the satisfaction or waiver of such conditions at the Closing) (the “Closing Date”), by the exchange of electronic documents and signatures; provided, however, that (i) if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Section 7.1(a) and Section 7.3 (other than those conditions that by their nature are to be satisfied by Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), then, notwithstanding the satisfaction or waiver of such conditions, Purchaser and Parent shall not be required to effect the Closing until the earlier of (i) a date during the Marketing Period specified by Purchaser and Parent on not less than two (2) Business Days’ notice to Seller and (ii) the third (3rd) Business Day immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”) (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Section 7.1(a) and Section 7.3 for the Closing as of the date determined pursuant to this proviso) and (ii) the Closing Date shall not be earlier than January 2, 2019.
(b)At the Closing, Parent and Purchaser, as the case may be, shall execute and deliver to Seller:
i.a certificate, duly executed by an authorized executive officer of Parent, dated the Closing Date, certifying that the conditions specified in Section 7.2(b) and Section 7.2(c) have been fulfilled; and
ii.the Ancillary Documents to which each of Parent and Purchaser are a party duly executed by such party, except for the AT&T Consent Agreement, which has been executed and delivered on or before the Agreement Date.
(c)At the Closing, the Company shall execute and deliver to Parent:

i.a certificate, duly executed by an authorized executive officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 7.3(b) and Section 7.3(c), have been fulfilled;

ii.a certificate, duly executed and dated as of the Closing Date, to the effect that Holdco is not a foreign person, which certificate complies with the requirements of Section 1445 of the Code and with Treasury Regulations Section 1.1445-2(b) (such certificate to be in a form reasonably acceptable to Purchaser);
iii.letters of resignation from the directors and officers of the Company except for the individual identified on Schedule 1.1(c) of the Company Disclosure Schedule;
iv.customary evidence of (a) the release of the Company’s obligations under that certain Second Amended and Restated Credit Agreement, dated as of March 25, 2014, by and among Seller, as lead borrower, certain of Seller’s subsidiaries party thereto including the Company, as subsidiary borrowers, Bank of America, N.A., as administrative and collateral agent, JPMorgan Chase Bank, N.A., as syndication agent, Wells Fargo Bank, National Association, U.S. Bank National Association and Regions Bank, as co documentation agents, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger and bookrunner, as amended by the First Amendment to Second Amended and Restated Credit Agreement, dated as of September 25, 2014, and the Second Amendment to Second Amended and Restated Credit Agreement, dated as of November 20, 2017 (the “Credit Agreement”), (b) the release of all Encumbrances securing the Indebtedness and other obligations outstanding under the Credit Agreement, (c) the release of the Company’s obligations under that certain Indenture dated as of March 9, 2016 by and among Seller, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee; (d) the release of the Company’s obligations under that certain Indenture dated as of September 24, 2014 by and among Seller, the guarantors named therein and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture to the Indenture dated as of September 24, 2014; and (e) termination, satisfaction, payoff and/or release of all other Indebtedness of the Company that will be satisfied and paid in full at the Closing and all Encumbrances securing such Indebtedness (unless such Indebtedness has been taken into account in the computation of Estimated Closing Purchase Price).
v.instruments of transfer, assignment, sale and/or conveyance evidencing the transfer of the Excluded Assets and the Excluded Liabilities from the Company to Seller or its Affiliates, in form and substance reasonably acceptable to Purchaser; and
vi.the Ancillary Documents to which the Company is a party duly executed by the Company, except for the AT&T Consent Agreement, which has been executed and delivered on or before the Agreement Date.

(d)At the Closing, Seller shall execute and deliver to Parent:
i.a certificate, duly executed by the Seller Parties, dated as of the Closing Date, certifying that the conditions specified in Section 7.3(b) and Section 7.3(c), have been fulfilled;
ii.the Ancillary Documents to which either Seller Party or one of its Affiliates is a party duly executed by such party, except for the AT&T Consent Agreement, which has been executed and delivered on or before the Agreement Date.
(e)Immediately prior to the Closing, Seller shall (i) assign to the Company, and the Company shall assume all obligations under, the Specified Agreement, and (ii) transfer to the Company the employment of the individuals identified on Section 2.3(e) of the Company Disclosure Schedule (the “Transferred Employees”). The employment by the Company of the Transferred Employees initially shall be on terms substantially similar in all material respects to the terms of their immediately prior employment with Seller (provided, that benefits shall be no less favorable than those granted to similarly situated employees of Parent and its Subsidiaries), and the Company shall honor all unused vacation, holiday, paid time off, sickness and personal days accrued by the Transferred Employees under the policies and practices of Seller as of the time of their transfer, as they may be amended in the future.
(f)At the Closing, in exchange for the payment to be received by Holdco from Purchaser pursuant to Section 2.5, Seller shall cause Holdco to deliver to Purchaser a certificate or certificates representing the Interests, together with duly executed stock powers or other appropriate instruments of transfer with respect to the Interests.
Section 2.4    Closing Estimates.
(a)At least three Business Days but no more than seven Business Days prior to the Closing Date, Seller will provide to Parent a certificate (the “Estimated Closing Statement”) signed by an officer of the Company attaching:
(i)a statement setting forth the estimated amount of Closing Non-Cash Working Capital as of the Determination Time (the “Estimated Non-Cash Working Capital”);
(ii)a statement setting forth the estimated amount of Indebtedness as of the Determination Time (the “Estimated Indebtedness”), together with payment instructions related thereto;
(iii)a statement setting forth the estimated amount of the Cash as of the Determination Time (the “Estimated Cash”);
(iv)a statement setting forth the estimated amount of Transaction Expenses as of the Determination Time (the “Estimated Transaction Expenses”), along with final invoices from the relevant payees; and

(v)on the basis of the foregoing estimates, a calculation of the Estimated Closing Purchase Price.
(b)Seller shall prepare the foregoing estimates in good faith with reasonable detail and shall provide Parent with reasonable access to personnel, properties, Books and Records of the Company and to any other information used or prepared by the Company in connection with the determination of such estimates reasonably requested by Purchaser for purposes of reviewing the calculations required to be delivered pursuant to this Section 2.4. Estimated Cash, Estimated Non-Cash Working Capital, Estimated Indebtedness and Estimated Transaction Expenses shall be calculated in accordance with the Applicable Accounting Principles.
(c)Parent shall be entitled to review the Estimated Closing Statement prior to the Closing and to submit comments thereon to the Company, and the Company shall consider in good faith any such comments and may (but is not required to) revise the Estimated Closing Statement prior to the Closing to reflect such comments. The Estimated Closing Statement shall be in the form initially presented to Parent pursuant to this Section 2.4 unless the Company determines to accept one or more comments from Parent, in which case the Estimated Closing Statement submitted by the Company and as revised by the Company to reflect Parent comments, shall be the Estimated Closing Statement for purposes of Closing. No comments delivered by Parent, or Parent’s failure to deliver any comments, shall be deemed to constitute any waiver or release of any of Parent’s rights under this Agreement.
Section 2.5    Estimated Closing Purchase Price; Closing Payments. At the Closing, Purchaser shall pay to Holdco, and Parent shall cause Purchaser to pay to Holdco, by wire transfer of immediately available funds to a bank account designated in writing in advance of Closing, in exchange for the Interests, an amount in cash equal to the Estimated Closing Purchase Price.
Section 2.6    Post-Closing Adjustment to Closing Purchase Price.
(a)Parent shall cause the Company to prepare and, as soon as practical, but in no event later than 90 days after the Closing Date, to deliver to Seller, a statement setting forth Parent’s and the Company’s calculation of (i) the Closing Non-Cash Working Capital (including each component item thereof as set forth in the Sample Statement), expressed as a positive or negative number, (ii) the Closing Cash, (iii) the Closing Indebtedness and (iv) the Closing Transaction Expenses (collectively, the “Initial Calculations”), and based on the foregoing, the Closing Purchase Price. Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses shall be calculated in accordance with the Applicable Accounting Principles.
(b)Within 45 days after receipt by Seller of the Initial Calculations, Seller may deliver to Parent a written notice (the “Calculation Notice”) either (i) advising Parent that Seller agrees with and accepts the Initial Calculations or (ii) setting forth an explanation in reasonable detail of those items in the Initial Calculations that Seller disputes and of what Seller believes is the correct calculation of Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness, Closing Transaction Expenses and the Closing Purchase Price. If Seller does not submit a Calculation Notice within the 45-day period provided herein, then the Initial Calculations shall become final and shall not be subject to further review, challenge or adjustment. Any Calculation Notice may reference only disagreements based on mathematical errors or based on amounts of the

Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness and/or Closing Transaction Expenses as reflected on the Initial Calculations not being calculated in accordance with this Section 2.5. If Parent concurs with the Calculation Notice, or if Parent does not object to the Calculation Notice in a writing received by Seller within 45 days after Parent’s receipt of the Calculation Notice, the calculation of the Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses set forth in the Calculation Notice shall become final and shall not be subject to further review, challenge or adjustment.
(c)If Seller has submitted a Calculation Notice and Seller and Parent are unable to resolve all disputes regarding the Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses set forth therein within 30 days after the date of Seller’s objection to the submission of the Calculation Notice, then (i) all calculations of Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses not specifically disputed shall be final and binding on the Parties and (ii) only the unresolved disputes shall be referred to BDO USA, LLP or, if such firm shall decline to serve, such other nationally recognized firm of independent certified public accountants selected by mutual agreement of Parent and Seller (the “Settlement Accountants”) acting as an expert and not an arbitrator, and the determination of the Settlement Accountants regarding the unresolved disputes shall be final and shall not be subject to further review, challenge or adjustment, absent manifest error. The Settlement Accountants shall consider only such items as are in the unresolved dispute, shall determine the Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses in accordance with the standards described in this Section 2.6 and shall be instructed by Parent and Seller to use their best efforts to reach such determination not more than 30 days after such referral. Nothing herein shall be construed to authorize or permit the Settlement Accountants to resolve any item in dispute by making an adjustment to the Initial Calculations that is outside of the range for such item defined by the Initial Calculations and the Calculation Notice. Seller and Parent shall each pay its own costs and expenses incurred in connection with this Section 2.6; provided, however, that the fees and expenses of the Settlement Accountants shall be paid by Seller, on the one hand, and Parent, on the other hand, in inverse proportion to the aggregate dollar value of the item(s) subject to the dispute determined in favor of such Party.
(d)If (i) the sum of the Closing Non-Cash Working Capital and the Closing Cash less (ii) the sum of Closing Indebtedness and Closing Transaction Expenses, in each case as finally determined in accordance with this Section 2.6, is higher or lower than (A) the sum of the Estimated Non-Cash Working Capital and Estimated Cash less (B) the sum of the Estimated Indebtedness and the Estimated Transaction Expenses, then Purchaser or Seller (on behalf of Holdco), as the case may be, shall pay to the other, by wire transfer of immediately available funds within five Business Days after the date on which the Closing Non-Cash Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses are final and binding on the Parties in accordance with this Section 2.6 to an account designated in writing by the receiving Party, an amount, if any, that puts each of Purchaser and Seller in the position each would have been in if the Estimated Closing Purchase Price, and the payment pursuant to Section 2.5 on account of the Estimated Closing Purchase Price, had been computed using the Closing Non-Cash Working Capital, the Closing Cash and the Closing Indebtedness, as finally determined in accordance with this Section 2.6, in lieu of the Estimated Non-Cash Working Capital, the Estimated Cash, the Estimated Indebtedness and the Estimated Transaction Expenses. In the case of any payment made by or to

Seller under this Section 2.6(d), such payment shall be treated as having been made by or to Holdco and on behalf of Holdco.
(e)For Tax purposes, amounts paid pursuant to this Section 2.6 shall be deemed an adjustment to the Estimated Closing Purchase Price.
(f)In connection with this Section 2.6, each Party shall be entitled to review the working papers, trial balances and similar materials of the others for purposes of reviewing any calculations provided hereunder. Without limiting the generality of the foregoing, the Company shall provide Seller and the accountants engaged by Seller with timely and reasonable access, during normal business hours, to the Company’s personnel, properties, books and records, in each case at the expense of the Company, provided that nothing in this Section 2.6(f) shall require the Company or Parent or any of their respective Affiliates to disclose any information to Seller that (i) would violate the maintenance of attorney‑client or other legal privileges or doctrines or (ii) would violate applicable Regulations or limitations imposed by any Governmental Body.
(g)Amounts to be paid pursuant to Section 2.6(d) shall bear interest from the Closing Date to the date of such payment at a rate equal to the rate of interest from time to time announced publicly by The Wall Street Journal as its prime rate, calculated on the basis of a year of 365 days and the number of days elapsed. Payments in respect of Section 2.6(d) shall be made within five Business Days of final determination of the Closing Purchase Price (and any adjustment thereto) pursuant to the provisions of this Section 2.6 by wire transfer of immediately available funds to such account or accounts as may be designated in writing by the Party entitled to such payment at least two Business Days prior to such payment date.
Section 2.7    Withholding Rights. Each of the Company and Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as Parent and Seller reasonably agree are required to be deducted and withheld with respect to the making of such payment under any provision of applicable Regulations. If the Company or Purchaser so withholds any such amounts and pays such amounts over to the appropriate Governmental Body, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which the Company, Parent, Purchaser or Seller, as the case may be, made such deduction and withholding.
Section 2.8    Confirmation of Certain Payment Responsibilities. In the event that the Company is not the sole obligor of any item that is included in Closing Indebtedness, Closing Transaction Expenses or Current Liabilities, then the Company shall, by virtue of such inclusion, be deemed to be the sole obligor of such item, and the Company shall be deemed to have assumed at the Closing the primary obligation to pay such item and shall indemnify, defend and hold harmless each Seller Party and its Affiliates against and on account of any and all such items.

ARTICLE 3
REPRESENATIONS AND WARRANTIES OF THE SELLER PARTIES AND THE COMPANY
Except as set forth on the disclosure schedule delivered by the Company to Parent and Purchaser in connection with this Agreement (the “Company Disclosure Schedule”) and subject to Section 11.14, the Seller Parties and the Company hereby jointly and severally represent and warrant to each of Parent and Purchaser as of the Agreement Date and as of the Closing Date as follows:
Section 3.1    Due Organization; Good Standing; Power and Authority. As of the Agreement Date, as of the date of the Contribution, and immediately prior to the Conversion the Company is and shall be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite power and authority to conduct the Business as it is currently being conducted and to own, lease or license, as applicable, its properties and assets. The Company is duly qualified to do business as a foreign corporation and is in good standing, in all material respects, in each jurisdiction in the United States where the assets owned, leased or licensed by it or the nature of its business makes such qualification necessary. True, correct and complete copies of the Organizational Documents of the Company have been made available to Parent and Purchaser. Following the Conversion and as of the Closing, the Company will be a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware, with the requisite power and authority to conduct the Business as it is currently being conducted and to own, lease or license, as applicable, its properties and assets.
Section 3.2    Subsidiaries. The Company does not have any Subsidiaries and does not own any equity, partnership or similar interests in any other Person, nor is the Company under any current or prospective contractual obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any other Person.
Section 3.3    Authority and Enforceability. The Company has the full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is a party, have been, or will be when executed and delivered on the Closing Date, duly authorized by all necessary corporate action by the Company. This Agreement and the Ancillary Documents to which the Company is a party has been, or will be when executed and delivered on the Closing Date, duly executed and delivered by the Company and, assuming the due execution and delivery by the other parties thereto, constitute (or will constitute) the valid and legally binding obligations of the Company, enforceable against the Company in accordance with the terms hereof, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar Regulations relating to or affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies (the “Enforceability Exceptions”).

Section 3.4    Capitalization.
(a)As of the Agreement Date, the authorized capital stock of the Company consists of 2,500 shares of Common Stock, of which 1,000 shares are issued and outstanding and owned by Seller of record and beneficially. The Shares have been duly authorized and validly issued, are fully paid and non-assessable, and none have been issued in violation of any preemptive rights. There are no outstanding options, warrants, rights, calls, or commitments relating to the Common Stock, and no convertible or exchangeable securities or other rights to purchase Common Stock or any other securities in the Company exist. All of the Shares have been offered, sold and delivered by the Company in compliance with all applicable federal and state securities laws. Except for rights granted to Purchaser under this Agreement, there are no outstanding obligations of Seller or the Company to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Company. The Shares were not issued in violation of applicable Regulations or the certificate of incorporation or bylaws of the Company or any Contract to which either Seller Party or the Company is a party or by which either Seller Party or the Company is bound.
(b)Following the Contribution and Conversion, (i) Holdco will be the record and beneficial owner of 100% of the Interests of the Company and will have the right, authority and power to sell, assign and transfer such Interests to Purchaser, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable state and federal securities Regulations), (ii) all of the Interests will have been duly authorized and validly issued, fully paid and non-assessable, and shall not have been issued in violation of any preemptive rights, (iii) there shall be no outstanding options, warrants, rights, calls, or commitments relating to the Interests, and no convertible or exchangeable securities or other rights to purchase Interests or any other securities in the Company, (iv) the Interests shall have been offered, sold and delivered by the Company in compliance with all applicable federal and state securities laws, (v) except for rights granted to Purchaser under this Agreement, there shall be no outstanding obligations of either Seller Party or the Company to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Company, and (vi) the Interests will not have been issued in violation of applicable Regulations or the certificate of formation or operating agreement of the Company or any Contract to which either Seller Party or the Company is a party or by which either Seller Party or the Company is bound.
Section 3.5    No Actions. There is no Action (other than Actions that may hereafter be brought by any of the Parties to this Agreement) pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder, modify, delay or challenge the Transaction.
Section 3.6    Financial Statements.
(a)Attached to Section 3.6 of the Company Disclosure Schedule are true, correct and complete copies of the Financial Statements and the Interim Financial Statements. The Financial Statements and the Interim Financial Statements (i) are correct and complete in all material respects and have been prepared from the Books and Records of the Company and in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, and except in the case of the Interim Financial Statements, for the absence of footnotes and changes resulting from normal and recurring year-end adjustments) and (ii) fairly present in all material respects the financial condition and results of operations of the Company for the periods covered and as of the respective dates thereof.
(b)The Company has not: (i) made a general assignment for the benefit of creditors; (ii) filed, or had filed against it, any bankruptcy petition or similar filing; (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets; (iv) admitted in writing its inability to pay its debts as they become due; or (v) been convicted of, or pleaded guilty or no contest to, any felony. The Company is not insolvent.
(c)Except for the Liabilities reflected or reserved against on the Interim Financial Statements or incurred since the Interim Balance Sheet Date in the Ordinary Course that are not, individually or in the aggregate, material to the Company, the Company does not have any Liabilities.
(d)The books of account and financial records of the Company are true and correct and have been prepared and are maintained in accordance with sound accounting practice.
Section 3.7    Actions against the Company. There is no material Action pending or, to the Knowledge of the Company, threatened against the Company, any property or asset of the Company or any director, officer or Senior Employee of the Company (solely in his or her capacity as such). There is no outstanding or pending Court Order relating to the Company, any property or asset of the Company or any director, officer or Senior Employee of the Company (solely in his or her capacity as such). There is no pending or, to the Knowledge of the Company, threatened investigation by, any Governmental Body relating to the Company, any property or asset of the Company, or any director, officer or Senior Employee of the Company (in his or her capacity as such), or the Transaction. There is no Action by the Company pending, or which the Company has commenced preparations to initiate, against any other Person.
Section 3.8    Legal Compliance; Court Orders. The Company is and since January 1, 2016 has been, in compliance in all material respects with all Regulations and Court Orders. The Company is not subject to any Court Order. Neither the Company nor any of its executive officers have received since January 1, 2016 any material notice, order, complaint or other communication from any Governmental Body or any other Person that the Company is not in compliance with any Regulations or Court Orders applicable to it.
Section 3.9    FCPA; OFAC; Sanctions; Export Controls.
(a)    The Company: (i) has not used and is not using any corporate funds or assets for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (ii) is, and since January 1, 2016 has been, in compliance with the Foreign Corrupt Practices Act of 1977, (iii) has not established or maintained any unlawful fund of corporate monies or other properties for the purposes set forth in clauses (i) or (ii), and (iv) has not made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government officials or employees.

(b)    Neither the Company nor, to the Company’s Knowledge, its employees, directors or agents is a “Specifically Designated National” or “Blocked Person” under economic sanctions laws administered by the United States Department of the Treasury Office of Foreign Assets Control (“OFAC”).
(c)    (i) The Company has made no voluntary disclosures to any Governmental Body under the economic sanctions Regulations administered by OFAC or any other Governmental Body, U.S. export control Regulations or other economic sanctions Regulations or export control Regulations that are applicable to the Company and (ii) there have been no actual or threatened inquiries, investigations, enforcement actions or other proceedings by any Governmental Body regarding compliance by the Company with such Regulations, and no Governmental Body has assessed any material fine or penalty against, or issued any warning letter to the Company with regard to compliance with such Regulations.
Section 3.10    Assets. The Company has good, valid and marketable title to or a valid leasehold interest in or a valid license to use all of its assets, including all of the assets reflected on the Interim Financial Statements (except for those assets that have been disposed of in the Ordinary Course since the Interim Balance Sheet Date) or acquired in the Ordinary Course since the Interim Balance Sheet Date (except for those assets that have been disposed of in the Ordinary Course since the Interim Balance Sheet Date), used by the Company in the conduct of its business, free and clear of all Encumbrances (other than Permitted Encumbrances). After giving effect to the transfer of the Excluded Assets contemplated by Section 6.14, the assets owned or leased by the Company will constitute all of the assets necessary and sufficient for the Company to carry on the Business as currently conducted. All material equipment and other tangible personal property are in good operating condition and repair (except for ordinary wear and tear and routine maintenance in the Ordinary Course) and are adequate in all material respects for the purposes for which they are used.
Section 3.11    No Contravention.
(a)The execution, delivery and performance by the Company of this Agreement and any other Ancillary Documents to which it is a party do not and will not (i) conflict with, or result in or constitute a default, breach or other violation or an event that, with or without notice or the lapse of time or both, would constitute a default under the Organizational Documents of the Company; (ii) violate (with or without the giving of notice or the lapse of time or both) any Regulation or material Permit applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of or notice to any other Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any other Person or otherwise adversely affect any rights of Seller or the Company under, or result in the creation of any Encumbrance on any property, asset or right of Seller or the Company pursuant to, any Material Contract, non-retail Real Property Lease or material Permit to which Seller or the Company is a party or by which Seller or the Company or any of their respective properties, assets or rights are bound or affected.

(b)The Company is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Body in connection with the execution, delivery or performance by the Company of this Agreement or any of the Ancillary Documents to which the Company will be a party or the consummation of the Transaction or in order to prevent the termination of any right, privilege, license or qualification of the Company, except for any filings required to be made under the HSR Act.
Section 3.12    Intellectual Property.
(a)Section 3.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of trademark registrations, domain name registrations, copyright registrations, issued patents and any other applied for or registered Intellectual Property and all material unregistered trademarks setting forth, to the extent applicable, for each item of such Company Intellectual Property, the full legal name of the owner of record, applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable. The Owned Company Intellectual Property that is registered or that is a material unregistered trademark or service mark is valid and enforceable (the “Registered Company Intellectual Property”).
(b)Section 3.12(b) of the Company Disclosure Schedule sets forth a list of all Intellectual Property owned by a third party used by the Company in the Business other than commercial off-the-shelf Software (the “Licensed Company Intellectual Property”) and the agreements pursuant to which the Company is granted rights to use same. Except for commercial off-the-shelf Software, no royalty payments or remuneration of any kind is due to a third party for use of their Intellectual Property.
(c)The Company has the right to use all Trade Secrets that are both used by the Company in and material to the operation of the Business as currently conducted (the “Company Trade Secrets”), and the Company has taken all commercially reasonable actions to protect its Company Trade Secrets. No present or former employee, officer or director of the Company, or agent, outside contractor or consultant of the Company, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company Intellectual Property.
(d)The use of the Company Intellectual Property by the Company and the conduct of the Business as currently conducted does not infringe or misappropriate any other Person’s Intellectual Property right or give rise to any claim of unfair competition under any applicable Regulations. The Company has not received written notice of any infringement by the Company of any other Person’s Intellectual Property right or the need to license the rights of any Person with respect to such Person’s Intellectual Property.
(e)No Person is infringing any of the Company Intellectual Property or misappropriating any of the Company Trade Secrets. No Action by any Person contesting the validity, effectiveness, enforceability, use, registration or ownership of any of the Company Intellectual Property is pending and no such Action has been threatened in writing.

(f)Since January 1, 2017, there have been no material failures, crashes or security breaches affecting the Software, computer hardware, firmware, networks, interfaces and related material Systems (collectively, “IT Systems”) used by the Company, which have caused material disruption to the Business. The Company provides for the commercially reasonable back-up and recovery of material data. The Company has taken commercially reasonable actions to protect the integrity and security of the IT Systems and the information stored therein (including Personal Information) from unauthorized access.
Section 3.13.    Environmental Matters.
(a)(i) The Company is and at all times since January 1, 2016 has complied in all material respects with all applicable Environmental Laws and Environmental Permits, (ii) since January 1, 2016 the Company has obtained and has maintained in full force and effect all material Environmental Permits that are required to be held by it for the operation of the Business and (iii) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported (x), since January 1, 2016, in material violation of any applicable Environmental Law, or (y) in a manner that has given rise to or that would reasonably be expected to give rise to any material Liability to the Company under any Environmental Law, in each case, on, at, under or from any current or, to the Company’s Knowledge, former properties or facilities owned or operated by the Company as a result of any operations or activities of the Company; (iv) since January 1, 2016 the Company has not given any release or waiver of liability that would waive or impair any material claim based on the presence or Release of Hazardous Substances in, on, from or under any real property against a previous owner of any Real Property or against any Person who may be potentially responsible for the presence or Release of Hazardous Substances in, on, from or under any such Real Property; and (v) the Company has delivered to Purchaser true and complete copies of the most current versions of material written reports of environmental investigations, studies, audits and tests, including but not limited to Phase I and Phase II environmental site assessments, if any, in the possession, control or custody of the Company or Seller and relating to (a) environmental conditions at any current properties or facilities owned or operated by the Company or (b) any unresolved environmental liability of the Company.
(b)There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company.
Section 3.14.    Material Contracts.
(a)Section 3.14 of the Company Disclosure Schedule sets forth a list of all Contracts described in the following clauses (i) through (xvi) that are in effect as of the Agreement Date and to which the Company is a party or by which its assets are bound, excluding purchase orders delivered or accepted in the Ordinary Course and excluding Real Property Leases (collectively, the “Material Contracts”):

(i)a Contract that requires payment by the Company subsequent to the Agreement Date of more than $300,000 in any twelve-month period;
(ii)a Contract that requires the Company to supply products subsequent to the Agreement Date in exchange for payments that are reasonably expected to aggregate more than $300,000 in any twelve-month period;
(iii)a Contract with a remaining term of greater than 12 months that cannot be terminated on less than 60 days’ notice without penalty or further obligation of the Company;
(iv)a Contract that provides for the acquisition by the Company of a business as a going concern;
(v)a merger, stock purchase, stock sale, asset purchase or divestiture Contract with any material ongoing obligations of the Company;
(vi)a partnership or joint venture agreement;
(vii)a Contract to which a Governmental Body is a party;
(viii)a Contract evidencing Indebtedness within clauses (a), (b), (c), (f), (g), (h) or (m) of the definition of Indebtedness;

(ix)a Contract pursuant to which the Company has provided funds to or made any loan, capital contribution or other investment in, or assumed any liability or obligation of, any Person, including take-or-pay contracts or keepwell agreements;
(x)a Contract covering Licensed Company Intellectual Property (except for readily available off-the-shelf license agreements) and a Contract covering Owned Company Intellectual Property where such Owned Company Intellectual Property is licensed to a third party, in each case that provides for payments to or by the Company in excess of $100,000 in any calendar year, except those entered into in the Ordinary Course;
(xi)a Contract with any Senior Employee;
(xii)a Contract with a Related Party of the Company or Seller (other than an employment agreement);
(xiii)a Contract with any consultant, contractor or salesperson that provides for payment by the Company that aggregate more than $150,000 in any twelve-month period;
(xiv)a Contract that limits the ability of the Company to compete in any line of business with any Person or in any geographic area or during any period of time or that restricts the right of the Company to sell to or purchase from any Person or to hire any Person, or that grants any third person “most favored nation” status or any type of special discount rights;

(xv)a Contract relating to settlement of any Action in excess of $300,000 since January 1, 2016; and
(xvi)a broker, distributor, dealer, manufacturer’s representative, franchise, agency, continuing sales or purchase, sales promotion, market research, marketing, consulting or advertising Contract, in each case with an aggregate value of more than $300,000 in any twelve-month period.
(b)True and complete copies of the Material Contracts have been provided to Parent and Purchaser. Each Material Contract is a valid, enforceable and legally binding obligation of the Company and, to the Company’s Knowledge, each other party thereto, and is enforceable in accordance with its terms, subject to the Enforceability Exceptions, and will continue to be in full force and effect immediately following the Closing Date. The Company is not, nor to the Company’s Knowledge, is any other party thereto, in breach or default of any Material Contract. The Company has not received any notice of termination of a Material Contract and, to the Company’s Knowledge, no termination has been threatened in writing by the counterparty thereto.
Section 3.15    Labor and Employment.
(a)Section 3.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company and includes the following information for each individual, as applicable: job title(s); date of hire; general work location; current annual base salary or hourly wage rate; current target bonus rate; employment status (i.e., whether full-time, temporary, leased, etc.); Fair Labor Standards Act classification; and active or inactive status. All employees of the Company are employed “at-will.”
(b)The Company is not a party to any collective bargaining agreement with any labor union or organization. No labor union or organization has petitioned to be certified as the bargaining agent of any employees of the Company. Since January 1, 2016, there has been no actual or, to the Company’s Knowledge, threatened organizing activities of any labor union or organization with respect to the employees of the Company. To the Company’s Knowledge, there is no pending or written threat of, work slowdowns, work stoppages, strikes or union-related investigations by a Governmental Body, involving the Company.
(c)The Company is, and since January 1, 2016, has been, in compliance in all material respects with all Regulations applicable to employment of its employees with respect to employment and employment practices, terms and conditions of employment, wages and hours, equal opportunity, immigration compliance, occupational health and safety, plant closing and mass layoff notification requirements, affirmative action, employee classification and workers’ compensation, and the Company is not in any material violation of any applicable Regulation concerning classification or retention of independent contractors. In addition, since January 1, 2016, there has been no material litigation that challenges the Company’s employment practices, terms and conditions of employment, wages and hours, equal opportunity, immigration compliance, employee classification, occupational health and safety compliance, plant closing and mass layoff notification requirements, affirmative action practices or workers’ compensation or unfair labor practices or other employee-related matters, or to the Company’s Knowledge, any investigation by a Governmental Body as to the foregoing.

(d)Since January 1, 2016, there has been no Action or threatened Action in writing claiming that any current or former employee of the Company breached any confidentiality, non-disclosure, non-compete or non-solicitation with the Company.
Section 3.16    Employee Benefit Plans.
(a)Section 3.16(a) of the Company Disclosure Schedule lists all (i) “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all bonus, incentive (equity-based or otherwise), stock option, stock purchase, restricted stock, deferred compensation, supplemental retirement, employment, severance, salary continuation, retention and other employee benefit plans, programs, contracts, programs or arrangements, in each case, that are sponsored or maintained by, or contributed to by, the Company or any ERISA Affiliate for the benefit of any current or former employee or consultant of the Company or with respect to which the Company has any direct or contingent liability (collectively, the “Benefit Plans”). Section 3.16(a) of the Company Disclosure Schedule separately identifies the sponsor of each Benefit Plan.
(b)As applicable with respect to each Benefit Plan, the Company has made available to Purchaser a true, correct and complete copy of (i) the plan document, including any amendments thereto, (ii) a written description of such Benefit Plan, if such plan is not set forth in a written document, (iii) the most recent summary plan description together with any summaries of all material modifications thereto, (iv) the most recently filed Form 5500, and (v) the most recent IRS determination, notification or opinion letter. Each Benefit Plan has been operated in compliance in all material respects with its terms and applicable Regulations, including, without limitation, ERISA and the Code.
(c)Neither the Company nor any ERISA Affiliate has in the last six (6) years sponsored, contributed to, or had any obligation with respect to (i) a plan subject to the funding standards of Section 412 of the Code or Section 302 of ERISA, or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA.
(d)No Benefit Plan provides medical benefits beyond termination of service other than (i) coverage mandated by Section 4980B of the Code or similar state laws, (ii) subsidized continuation coverage contemplated by an employment, severance or similar agreement disclosed pursuant to Section 3.16(b).
(e)There are no pending or, to the Company’s Knowledge threatened audits or investigations by any Governmental Body involving any Benefit Plan, and there are no pending or, to the Company’s Knowledge, threatened Actions involving any Benefit Plan (except for individual routine claims for benefits payable in the normal operation of the Benefit Plans).
(f)With respect to each current or former employee or consultant of the Company, each Benefit Plan subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time-to-time.

(g)Neither the execution of this Agreement nor the consummation of the Transaction will trigger, separately or in the aggregate, the payment, acceleration, vesting or enhancement of any compensation or benefits, including the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.
Section 3.17.    Broker. The Company has no obligation to pay any broker, finder, investment banker or other Person any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Company.
Section 3.18.    Insurance. Section 3.18 of the Company Disclosure Schedule lists each of the insurance policies which cover assets and operations of the Company, in each case setting forth the policy number and type of coverage. All premiums due and payable under the insurance policies as of the Agreement Date have been paid. As of the Agreement Date, there are no pending claims by the Company under any of the insurance policies as to which the insurers have denied coverage or otherwise reserved rights except for any claims that, individually, are for less than $300,000.
Section 3.19.    Permits. Except for Environmental Permits (which are covered in Section 3.13), the Company has all Permits required under Regulations to own, lease and operate its properties and to carry on the Business in all material respects as currently conducted and (i) excluding any violation, default or lapse of a Permit which would not be material to the Company, no such Permit has lapsed and the Company is not in material non-compliance, violation or default under any such Permit and (ii) the Company has not received notice of any Actions alleging non-compliance by the Company with any Permits. The Company will continue to have the use and benefit of all material Permits immediately following consummation of the Transaction. No Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of the Company.
Section 3.20.    Absence of Certain Changes or Events. Since the Interim Balance Sheet Date: (a) the Company has conducted the Business only in the Ordinary Course; (b) there has not been any event, change, circumstance, occurrence, result state of facts, condition or prospective event, change, circumstance, occurrence, result, state of facts or condition, which, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (c) the Company has not suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) neither Seller nor the Company has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of their covenants in Section 6.1.
Section 3.21.    Tax Matters.
(a)The Company has filed all income Tax Returns, including any elections and designations required by or referred to in any such Tax Return, required by Regulations to have been filed (taking into account extensions of time to file) and all such Tax Returns were true, correct and complete in all material respects. The unpaid Taxes, whether or not due, of the Company for periods through the Interim Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) in the Interim Financial Statements. All Taxes which the Company is obligated to withhold or collect from amounts owing to any employee, creditor, third party or other Person have been fully withheld or collected and properly paid or remitted on a timely basis to the appropriate Governmental Body and all information and other Tax Returns related thereto have been timely filed. All Taxes that have become due of the Company (whether or not shown on any Tax Return) have been paid.
(b)There is no current claim or assessment or, to the Company’s Knowledge, threatened claim or assessment concerning any material Tax liability of the Company asserted by any Tax Authority in writing.
(c)The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension has not yet expired.
(d)No written claim or assessment has been made by a Tax Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(e)The Company has not: (i) been the “distributing corporation” or the “controlled corporation” with respect to a transaction intended to qualify under Section 355 of the Code, (ii) received any written private ruling from any Tax Authority, (iii) entered into any written agreement with a Tax Authority with respect to material Taxes, or (iv) is a party to any agreement the principal purpose of which is Tax sharing or allocation.
(f)The Company has made available to Purchaser copies of the federal pro forma income tax returns of the Company for the years 2015-2017, and state income tax returns of the Company that are filed on a separate company basis for the same period. The Company has not requested or received any private letter rulings or entered into any settlement or closing agreements on its behalf. The Company has made available to Purchaser complete and correct copies of all other material Tax Returns of the Company relating to Taxes for all taxable periods since January 1, 2015, with it being understood that payroll tax returns are not deemed material Tax Returns.
(g)The Company is not subject to Tax in a country in which it is not organized by virtue of having a permanent establishment, fixed place of business, or otherwise.
(h)As of the Agreement Date, the Company is in compliance with all terms and conditions of any Tax incentive, Tax holiday or other Tax reduction agreement or order of a Governmental Body of which the Company is a party or a beneficiary thereof and any such agreements or orders are listed on Section 3.21(h) of the Company Disclosure Schedule. The Company is not a party to a gain recognition agreement under Section 367 of the Code which is still in effect.
(i)The Company has properly remitted to the appropriate Governmental Body all sales, value-added and similar Taxes that were properly collected by the Company.

(j)The Company is not, nor has it been, a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Regulations Section 1.6011-4(b)(2).
(k)There are no encumbrances for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of the Company.
(l)The Company is (as of the Agreement Date), will be (until the completion of the Reorganization) and has been (since November 3, 2013), a member of the federal consolidated group of which Seller is the parent. It was not previously a member of any other federal consolidated group. The Company is not a subject to any written Tax sharing, Tax allocation or similar agreement.
(m)The Company is (as of the Agreement Date), will be (until the completion of the Reorganization) and since its date of incorporation (which was the date of its formation) has been classified as a C corporation for U.S. federal income tax purposes. As a result of the Reorganization, the Company will be classified at the time of the Closing as an entity that is disregarded as separate from Holdco for U.S. federal income tax purposes.
(n)The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any installment sale or other transaction by the Company on or prior to the Closing Date, (ii) any accounting method change by the Company on or prior to the Closing Date, (iii) any agreement with any Tax Authority entered into by the Company on or prior to the Closing Date or (iv) any prepaid amount received by the Company on or prior to the Closing Date.
(o)The Company and each of its Subsidiaries have complied with all material information reporting and record keeping requirements under all applicable Regulations with respect to Taxes, including retention and maintenance of required records with respect thereto.
(p)The Company will not have any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Regulations), as a transferee or successor, by Contract, operation of Regulations or otherwise.
(q)The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the five years preceding the date of this Agreement and will not have been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the five years prior to the Closing.
(r)All references to the Company in this Section 3.21 shall include references to any Person (i) that merged with and into or liquidated into the Company, (ii) that was converted into the Company or (iii) with respect to which the Company has or could reasonably be expected to have successor liability as a result of an asset purchase or otherwise.

Section 3.22.    Real Property.
(a)The Company does not own any Real Property.
(b)Section 3.22(b) of the Company Disclosure Schedule lists: (i) the address and store number of each parcel of Real Property that is leased, subleased or otherwise occupied by the Company (the “Leased Real Property”), (ii) the date of commencement and scheduled expiration date (without regard to renewal options) of each Contract pursuant to which the Company leases, subleases or otherwise occupies any Real Property (the “Real Property Leases”) and (iii) the monthly minimum rent payable under each Real Property Lease (excluding amounts payable on account of common area maintenance, taxes, insurance, utilities and similar items). Copies of the Real Property Leases in effect as of the Agreement Date have been made available to Purchaser either in an electronic data room or at the Seller’s office in Grapevine, Texas. The Real Property Leases made available to Purchaser pursuant to this Section 3.22(b) are accurate and complete in all material respects. Each of the Real Property Leases is valid, binding and in full force and effect, subject to the Enforceability Exceptions. The Company has good and marketable leasehold title to all Leased Real Property, in each case, free and clear of all Encumbrances except Permitted Encumbrances. No parcel of Leased Real Property is subject to any Court Order or order to be sold or is being condemned, expropriated, re-zoned or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed. There are no existing material defaults or breaches under any material Real Property Lease. The Company has not received any written notice of a default by the Company under any material Real Property Lease that remains uncured beyond any applicable notice and cure period. The Company has not received any written notice from any landlord or sublandlord terminating any material Real Property Lease. There are no claims or Actions of any landlord or sublandlord against the Company arising under or in connection with the material Real Property Leases and, upon the consummation of the Transaction, the Company will continue to enjoy the same use and benefit under all material Real Property Leases as it did immediately prior to the Closing.
(c)There are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property subject to a material Real Property Lease for the current or contemplated use of such Leased Real Property. There are no material latent defects or material adverse physical conditions affecting any Leased Real Property. All plants, warehouses, distribution centers, structures and other buildings on the Leased Real Property subject to a material Real Property Lease are adequately maintained and are in good operating condition and repair for the requirements of the Business as currently conducted in all material respects.
Section 3.23.    Affiliated Transactions.
(a)No Related Party of Seller or the Company: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or the Business (other than ownership of less than 2% of the capital stock in a publicly-traded company); (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that the Company uses or has used in or pertaining to the Business; or (iii) has or has had any business dealings or a financial interest in any transaction with the Company or involving any assets or property of the Company, other than business dealings or transactions conducted in the Ordinary Course at prevailing market prices and on prevailing market terms.
(b)There are no Contracts by and between the Company, on the one hand, and any Related Party of Seller or the Company, on the other hand, pursuant to which such Related Party provides or receives any material information, assets, properties, support or other services to or from the Company (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, legal services and information technology).
(c)Other than as reflected on the Interim Balance Sheet (or incurred since the Interim Balance Sheet Date in the Ordinary Course), there are no outstanding notes payable to, accounts receivable from or advances by the Company to, and the Company is not otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of Seller or the Company. Since the Interim Balance Sheet Date, the Company has not incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of Seller or the Company, other than the Transaction.
Section 3.24.    Bank Accounts. Section 3.24 of the Company Disclosure Schedule sets forth each of the bank accounts of the Company.

Section 3.25.    Privacy and Security. Since January 1, 2016, the Company has complied in all material respects with all applicable U.S., state, foreign and multinational Regulations (including Regulation (EU) 2016/679 of the European Parliament and Council of 27 April 2016 (General Data Protection Regulation), the Computer Fraud and Abuse Act (and all state and foreign laws similar thereto), the Children’s Online Privacy Protection Act and California Civil Code section 1798.81.5) relating to privacy or data security, and reputable industry practice, standards, self-governing rules and policies and their own published, posted and internal agreements and policies (which are in conformance with reputable industry practice) (all of the foregoing collectively, “Privacy Laws”) with respect to: (i) personally identifiable information (including name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”) (including such Personal Information of visitors who use the Company’s websites, suppliers, clients and distributors); (ii) spyware and adware; and (iii) the procurement or placement of advertising from or with reputable Persons and websites.
Section 3.26.    Accounts Receivable. All accounts receivable reflected on the Interim Financial Statements represent bona fide and valid obligations arising from sales actually made or services actually performed in the Ordinary Course. Unless paid prior to the Closing, as of the Closing Date, all accounts receivable of the Company will be current and collectible net of the respective reserves shown on the Interim Financial Statements (which reserves (a) are adequate and calculated consistent with past practice, and (b) will not represent a change in the composition of such accounts receivable in terms of aging). Subject to such reserves, and except as set forth on Section 3.26 of the Disclosure Schedules, each such account receivable either has been or will be collected in full, without any set-off, within 90 days after the day on which it first becomes due and payable. There is no material contest, claim or right of set-off, other than returns in the Ordinary Course, under any Contract with any obligor of any accounts receivable of the Company related to the amount or validity of such accounts receivable, and no bankruptcy, insolvency or similar proceedings have been commenced by or against any such obligor.
Section 3.27.    Inventories. The inventories of the Company, whether reflected on the Interim Financial Statements or subsequently acquired (except inventories disposed of in the Ordinary Course since the Interim Balance Sheet Date) are generally of a quality and quantity usable and/or salable at customary gross margins in the Ordinary Course. The inventories of the Company are reflected on the Interim Financial Statements (except inventories disposed of in the Ordinary Course since the Interim Balance Sheet Date) and in the Books and Records of the Company in accordance with GAAP (except as described in the notes to the Interim Financial Statements). Such inventory is adequate for the conduct of the Business and inventory levels are not in excess of normal operating requirements of the Company.
Section 3.28.    Suppliers. Section 3.28 of the Company Disclosure Schedule sets forth a true and complete list of the top 20 suppliers of the Company (in terms of amount spent) for the Company’s 2017 fiscal year and for the Company’s current fiscal year through August 4, 2018. The Company has not received written notice of any material adverse change in the price to be charged for such supplies or services provided by any such supplier (including Seller and its Affiliates, other than the Company), or that any such supplier will not sell supplies or services to the Company at any time after the Closing Date on terms and conditions substantially the same as those used in its current sales to the Company, subject to general and customary price increases. To the Company’s Knowledge no such supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the Transaction.
Section 3.29.    Transfer of Excluded Assets and Excluded Liabilities. All asset transfers, liability assumptions, assignments of contracts and other restructuring activities required to separate any assets of the Company that are not related exclusively to the Business or any liabilities of the Company that are not related primarily to the Business, including the Simply Mac Business, from the Company (including the transactions contemplated by Section 6.14) are or will be completed prior to the Closing. Effective as of the Closing, no further action will be required in connection with such asset transfers, liability assumptions, assignments of contracts or other restructuring activities required to separate the business of Seller and its Subsidiaries, including the Simply Mac Business, from the Company (including the transactions contemplated by Section 6.14). All such actions were and will be undertaken in accordance with all applicable Regulations and Contracts of the Company and Seller. Notwithstanding the foregoing, the physical assets included within Excluded Assets that are situated within Company offices as of the Closing Date will be removed by Seller, at its sole cost and expense, after the Closing Date as promptly as commercially reasonable and without any unreasonable interference with Company operations.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF THE SELLER PARTIES
Except as set forth on the Company Disclosure Schedule and subject to Section 11.14, the Seller Parties, jointly and severally, hereby represent and warrant to each of Parent and Purchaser, as of the Agreement Date and as of the Closing Date, as follows:
Section 4.1.    Due Organization; Good Standing; Power and Authority. Seller is duly incorporated and validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Holdco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite power and authority to carry on its business as it is currently being conducted and to own, lease or license, as applicable, its properties and assets.
Section 4.2.    Authority and Enforceability. Each Seller Party has full corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to consummate the Transaction and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and by each Seller Party of the other Ancillary Documents to which it is a party, and the consummation by each Seller Party of the Transaction, have been duly authorized by all necessary action of such Seller Party. This Agreement and each of the Ancillary Documents to which a Seller Party is a party has been, or will be when executed and delivered on the Closing Date, duly executed and delivered by each applicable Seller Party, and, assuming due execution and delivery by the other parties thereto, constitute (or will constitute) the valid and legally binding obligation of such Seller Party, enforceable against it in accordance with the terms hereof, except as enforcement may be limited by the Enforceability Exceptions.
Section 4.3.    No Contravention. The execution, delivery and performance by Seller of this Agreement and by each Seller Party of the Ancillary Documents to which it is a party, as applicable, and the consummation of the Transaction do not and will not (i) result in or constitute a default, breach or other violation, or an event that, with or without the giving of notice, the lapse of time or both, would constitute a default, breach or other violation, of the Organizational Documents of such Seller Party, (ii) result in the creation of any Encumbrance upon any Shares or Interests, other than restrictions on transfer arising under securities laws, or (iii) with or without the giving of notice or the lapse of time or both (A) violate or require any consent, approval, filing or notice under, any Regulation applicable to such Seller Party or (B) violate or result in the breach of, or constitute a default under, or result in the acceleration of the performance of any obligations of such Seller Party, in each of clauses (A) and (B) where such violation, breach, default or acceleration would or would reasonably be expected to challenge or prevent the Transaction or materially hinder, modify or delay the Transaction or would or would reasonably be expected to have a Company Material Adverse Effect. Neither of the Seller Parties is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Body in connection with the execution, delivery or performance by the Seller Parties of this Agreement or any of the Ancillary Documents to which a Seller Party will be a party or the consummation of the Transaction or in order to prevent the termination of any right, privilege, license or qualification of a Seller Party, except for any filings required to be made under the HSR Act.
Section 4.4.    No Actions. There is no Action pending or, to the Knowledge of Seller, threatened against, either Seller Party or any of their respective properties or assets which questions the validity or legality of the Transaction or seeks to, or that would otherwise reasonably be expected, individually or in the aggregate, to prevent, hinder, modify, delay or challenge or challenge the Transaction.
Section 4.5.    Title to Shares and Interests. As of the Agreement Date, Seller is the sole record and beneficial owner of 1,000 Shares, which represent all the issued and outstanding Shares of the Company, with good and valid title thereto, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable state and federal securities Regulations). As of the Closing, Holdco shall be the sole record and beneficial of all of the Interests, with good and valid title thereto, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable state and federal securities Regulations). Holdco shall have the complete right, authority and power to sell, assign and transfer the Interests to Purchaser. Upon delivery to Purchaser of certificates for the Interests at the Closing and Purchaser’s payment of the Estimated Closing Purchase Price, Purchaser shall acquire good, valid and marketable title to the Interests, free and clear of any Encumbrance other than Encumbrances created by Purchaser. Other than the Interests, as of the Closing no Seller Party will have any other equity interests or rights, options, warrants, convertible or exchangeable securities, subscriptions, calls, puts or other analogous rights, interests, agreements, arrangements or commitments to acquire or otherwise relating to any equity or voting interest of the Company or obligating the Company to issue, deliver, transfer or sell any capital stock or any other equity or voting interest in the Company. No Seller Party is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting or transfer of the Common Stock or the Interests.
Section 4.6.    Seller Parties’ Broker. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of any Seller Party.
ARTICLE 5
REPRESENATIONS AND WARRANTIES
OF PARENT AND PURCHASER
Except as set forth on the disclosure schedule delivered by Parent to Seller in connection with this Agreement, Parent and Purchaser hereby jointly and severally represent and warrant to the Company and the Seller Parties as of the Agreement Date and as of the Closing Date as follows:
Section 5.1.    Due Organization; Due Formation; Good Standing; Power and Authority. Parent is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Texas and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.
Section 5.2.    Authority and Enforceability. Each of Parent and Purchaser has the requisite power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to consummate the Transaction and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each of Parent and Purchaser of this Agreement and the other Ancillary Documents to which it is a party, and the consummation by each of Parent and Purchaser of the Transaction, have been duly authorized by all necessary action of each of Parent and Purchaser, as applicable. This Agreement and each of the Ancillary Documents to which Parent or Purchaser is a party has been, or will be when executed and delivered on the Closing Date, duly executed and delivered by Parent or Purchaser, as applicable, and, assuming due execution and delivery by the other parties thereto, constitutes (or will constitute) a valid and legally binding obligation of Parent or Purchaser, as applicable, enforceable against it in accordance with the terms hereof, except as enforcement may be limited by the Enforceability Exceptions.
Section 5.3.    No Contravention. The execution, delivery and performance by each of Parent and Purchaser of this Agreement and the Ancillary Documents to which it is a party, as applicable, and the consummation of the Transaction do not and will not (i) result in or constitute a default, breach or other violation, or an event that, with or without the giving of notice, the lapse of time or both, would constitute a default, breach or other violation, of the Organizational Documents of each of Parent and Purchaser; and (ii) with or without the giving of notice or the lapse of time or both, (A) violate or require any consent, approval, filing or notice under, any Regulation applicable to Parent or Purchaser or permits to be obtained by Parent or Purchaser or (B) violate or result in the breach of, or constitute a default under, or result in the acceleration of the performance of any obligations of Parent or Purchaser.
Section 5.4.    No Actions. There is no Action (other than Actions that may hereafter be brought by any of the Parties to this Agreement) pending or, to the knowledge of each of Parent and Purchaser, threatened in writing against Parent or Purchaser which seeks to prevent hinder, modify, delay or challenge the Transaction.
Section 5.5.    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Parent or Purchaser.
Section 5.6.    Financing. Purchaser has delivered to Seller and the Company a true and complete copy of an executed debt commitment letter from Suntrust Bank, Suntrust Robinson Humphrey, Inc., Compass Bank d/b/a BBVA Compass, U.S. Bank National Association, Zions Bancorporation, N.A. (dba Amegy Bank) (as the same may be amended pursuant to Section 6.14, the “Debt Financing Commitment”), pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing”). As of the date of this Agreement, the Debt Financing Commitment has not been amended or modified, and is in full force and effect and constitutes the legal, valid and binding obligation of each of Purchaser and Parent and, to the knowledge of Purchaser and Parent, the other parties thereto (except to the extent that enforceability may be limited by the Enforceability Exceptions). There are no conditions precedent to the funding of the full amount of the Debt Financing other than as set forth in the Debt Financing Commitment. As of the Agreement Date, no event has occurred that (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a breach or default on the part of Parent or Purchaser under the Debt Financing Commitment or, to the knowledge or Parent and Purchaser, any other parties thereto. Purchaser or Parent, as the case may be, has fully paid all commitment fees and other fees required by the terms of the Debt Financing Commitment to be paid on or before the date of this Agreement and Parent and Purchaser do not have knowledge of any fact or occurrence existing on the date hereof that would make or reasonably be expected to make any of the assumptions reflected in, or any of the statements set forth in, the Debt Financing Commitment materially inaccurate or that would cause or reasonably be expected to cause the Debt Financing Commitment to be ineffective. As of the Agreement Date, Purchaser has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be available to Purchaser on the Closing Date, subject to completion of the Marketing Period and the performance by the Seller and the Company of their obligations under this Agreement. Subject to the terms and conditions of the Debt Financing Commitment and subject to the satisfaction of the conditions contained in Article 7, the aggregate proceeds to be provided to Purchaser pursuant to the Debt Financing Commitment, together with other financial resources of Parent and Purchaser, will be sufficient for Purchaser to consummate the Transaction upon the terms contemplated by this Agreement and pay all related fees and expenses.
Section 5.7.    No Other Representations or Warranties; Acknowledgments.
(a)Parent and Purchaser acknowledge that, except for the representations and warranties contained in this Agreement or any other Ancillary Document, neither the Company, Seller, nor any of their respective agents, Affiliates, representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Parent or Purchaser or any other Person, express or implied, at law or in equity, on behalf of the Company or the Seller Parties, as applicable, and Parent and Purchaser hereby disclaim any such representation or warranty, notwithstanding the delivery or disclosure to Parent and Purchaser or any of their officers, directors, employees, agents or representatives or any other Person of any documentation or other information by the Company, the Seller Parties or any of their respective officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.
(b)None of the Company, the Seller Parties, their respective Affiliates or any other Person acting on behalf of any of them will have or be subject to any Liability to Parent, Purchaser or any other Person resulting from the distribution to Parent or Purchaser, for their use, of any information, and any information, document or material made available to Purchaser, whether or not included in certain “data rooms,” (whether electronic or otherwise), management presentations or any other form in expectation of the Transaction. In connection with Parent’s and Purchaser’s investigation of the Company, Parent and Purchaser have received certain projections and business plan information. Parent and Purchaser acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Purchaser are familiar with such uncertainties and that Parent and Purchaser are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, the Seller Parties and the Company make no representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumption underlying such estimates, projections and forecasts. Notwithstanding the foregoing, nothing herein shall limit Purchaser’s remedies for claims involving Fraud.
ARTICLE 6
COVENANTS
Section 6.1.    Conduct of Business of the Company.
(a)Except as required to effect the Reorganization, during the period from the Agreement Date through the Closing, the Company shall, and the Seller Parties shall cause the Company to (1) conduct the operations of the Company in the Ordinary Course (except with respect to the distributions, transfers, assignments or other resolution of the Excluded Assets and the Excluded Liabilities in accordance with Section 6.15), and, with respect to the following clauses (2) through (5) in this Section 6.1(a), use commercially reasonable efforts to (2) preserve intact the present business operations, organization and goodwill of the Company, (3) keep available the services of the current officers, employees and consultants of the Company (but in no event shall the Company or either Seller Party be required to increase the compensation of any of the foregoing, or change its Ordinary Course employment practices, in order to retain any such officer, employee or consultant), (4) preserve the current relationships of the Company with its customers, suppliers and other Persons with which the Company has significant business relations, and (5) keep and maintain the Company’s assets and properties in good repair and normal operating condition, wear and tear excepted. Without limiting the generality of the foregoing, during the period from the Agreement Date through the Closing, except as set forth in Section 6.1 of the Company Disclosure Schedule, as otherwise expressly provided in or allowed under this Agreement (including in connection with the distributions, transfers or assignments of the Excluded Assets and the Excluded Liabilities in accordance with Section 6.15 or in connection with the Reorganization), or with the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned with respect to clauses (vii), (ix), (x) or (xii)), the Company shall not, and the Seller Parties shall cause the Company not to:
(i)amend its Certificate of Incorporation or Bylaws;
(ii)authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of any class or any other equity securities or equity equivalents (including any options or appreciation rights) of the Company;

(iii)declare, set aside, make or pay any non-cash dividend or other non-cash distribution on or with respect to any of its capital stock or other equity or ownership interest;
(iv)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement);
(v)reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity or ownership interests, or make any other change with respect to its capital structure;
(vi)(A) incur or assume any Indebtedness or issue any debt securities, except for borrowings under existing lines of credit in the Ordinary Course, (B) assume, guarantee, endorse or otherwise become liable or responsible, whether directly, contingently or otherwise, for the obligations of any other Person, except in the Ordinary Course, (C) make any loans, advances or capital contributions to or investments in any other Person, except for customary loans or advances to employees and except for normal extensions of credit to customers, in each case in the Ordinary Course, or (D) create any Encumbrance upon its assets, except for Permitted Encumbrances;
(vii)except in the Ordinary Course or as may be required by applicable Regulations, (A) adopt, amend or terminate any Benefit Plan in a manner that materially affects the obligations of the Company, or (B) hire, terminate or increase the compensation of any employee of the Company with an annual base salary in excess of $150,000;
(viii)sell, lease or dispose of its assets in any single transaction or series of related transactions having a fair market value in excess of $150,000 in the aggregate, except in the Ordinary Course;
(ix)enter into, extend, modify, amend, renew or terminate any Material Contract, except for extensions or renewals in the Ordinary Course;
(x)extend, modify, renew or terminate any Real Property Lease, except for extensions or renewals in the Ordinary Course;
(xi)(A) acquire, by merger, consolidation or acquisition of stock or assets, any corporation, partnership or other business organization, (B) enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar Contract or (C) except for capital expenditures relating to store openings described on Section 6.1(a)(xi) of the Company Disclosure Schedule), make any new capital expenditure that exceed, in aggregate, $150,000;
(xii)commence, settle or compromise any pending or threatened Action unless such Action is settled for monetary damages only for payments not to exceed $300,000 (net of expected insurance proceeds);

(xiii)make any material changes to the manner in which the Company has collected its accounts receivable or paid its accounts payable in the Ordinary Course by including discounting or accelerating or delaying payment or collection of such accounts outside of the Ordinary Course;
(xiv)make any change in any method of accounting or accounting practice or policy, except as required by GAAP;
(xv)make, revoke or modify any Tax election, settle or compromise any Tax liability or file any Tax return other than on a basis consistent with past practice; or
(xvi)take or agree in writing or otherwise to take any of the actions described in (i) through (xv) or any action or fail to take any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect.
Section 6.2.    Access to Information; Confidentiality.
(a)From the Agreement Date through the Closing, the Company and the Seller Parties will provide Parent, Purchaser and their respective Affiliates and Representatives, upon reasonable advance notice to the Company’s or the Seller Parties’ Representatives, with reasonable access during normal business hours to the Leased Real Property and assets of the Company and its personnel, representatives and Books and Records; provided, that such access will be subject to the terms of any applicable Real Property Lease and will otherwise give due regard to minimizing interference with the operations, activities and employees of the Company. In addition, neither Parent, Purchaser nor any of their respective authorized representatives shall contact or hold discussions with customers, suppliers, agents or employees of the Business without the prior written consent of Seller (which consent shall not be unreasonably delayed, withheld or conditioned).
(b)As soon as reasonably practicable after the Agreement Date, the Seller Parties shall give Purchaser access to the Real Property Leases in the possession of the Seller Parties or the Company. As soon as reasonably practicable after the Closing, the Seller Parties shall deliver to Purchaser all original (and any and all copies of) agreements, documents, Books and Records, files and other information, and all computer disks, records, tapes and any other storage medium on which any such agreements, documents, books and records, files and other information are stored, in any such case relating primarily to the Business that are in the possession of the Seller Parties. Following the Closing, the Seller Parties shall not retain in their possession or control, in any form, any agreements, documents, Books and Records, files or other information, or any computer disks, records, tapes or any other storage medium that contains any agreements, documents, Books and Records, files and other information, relating primarily to the Business (including any personal or other information stored on any Company media by any employees of the Company); provided, that the foregoing shall not apply to agreements, documents, Books and Records, files and other information that are: (i) contained in any electronic file created pursuant to a Seller Party’s routine back-up or archiving procedure, (ii) required by either Seller Party or any of its Affiliates in connection with the provision of services to the Company pursuant to the Transition Services Agreements or (iii) required by a Seller Party for compliance with Regulations; and provided further that, if and so long as, any such information is Confidential Information then such Confidential

Information shall be kept confidential in accordance with Section 6.2(e). If, notwithstanding the foregoing, a Seller Party discovers following the Closing Date that it is in possession of or has under its control any such items that it is not permitted to retain pursuant to the foregoing or the following sentence, then such Seller Party shall thereafter permanently delete and erase all such information (including all copies thereof) in its possession or under its control as soon as reasonably practicable. In the event that any Books and Records or other information to be delivered to Purchaser pursuant to this Section 6.2(b) relate not only to the Company but to either Seller Party or other Affiliates of Seller or are necessary for Seller or any of its Affiliates to comply with Regulations or to comply with Contracts, then Seller shall be entitled to retain copies of such Books and Records or other information to the extent necessary for such compliance.
(c)Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.2 shall require the Seller Parties, the Company or any of their respective Affiliates to disclose any information to Purchaser if such disclosure (i) would violate the maintenance of attorney‑client or other legal privileges or doctrines, or (ii) would violate applicable Regulations or limitations imposed by any Governmental Body.
(d)Each of Parent and Purchaser will hold and will cause its representatives and Affiliates to hold in confidence all documents and information furnished to it in connection with the Transaction pursuant to the terms of that certain confidentiality agreement dated July 26, 2018 between Seller and Parent (the “Non-Disclosure Agreement”). All materials reviewed or received in connection with this Section 6.2 shall be deemed to be Evaluation Material (as defined in the Non-Disclosure Agreement) for the purposes of the Non-Disclosure Agreement. Effective as of the Closing, the Non-Disclosure Agreement shall expire and no longer apply to Parent, Purchaser or any of their respective Affiliates.
(e)For a period of three years following the Closing Date, each Seller Party shall not, and each Seller Party shall direct its Representatives not to, use for its or their own commercial benefit or divulge or convey to any third party for such third party’s commercial benefit, any Confidential Information; provided, however, that, notwithstanding the foregoing restriction, Seller or its Representatives may furnish such portion (and only such portion) of the Confidential Information as such Seller Party or such Representative reasonably determines it is legally obligated to disclose if: (i) it receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena, civil investigative demand or order issued by a Governmental Body; (ii) to the extent not inconsistent with such request, it notifies Purchaser of the existence, terms and circumstances surrounding such request and consults with Purchaser on the advisability of taking steps available under applicable Regulations to resist or narrow such request; and (iii) it exercises reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information. For purposes of this Agreement, “Confidential Information” consists of non-public information and data relating to the Company or this Transaction other than information that is or becomes available to the public other than as a result of a breach of this Section 6.2(e) by a Seller Party or its Representatives, but in no event shall information exclusively relating to or exclusively used in the operation of the Simply Mac Business be Confidential Information.  Notwithstanding anything in this Agreement to the contrary, each Seller Party or its Representatives may (without notice to Parent or Purchaser), furnish Confidential Information to one or more Persons who execute a customary confidentiality agreement in connection with any negotiations or discussions involving any Seller CIC Transaction; provided, that the Seller Parties shall be jointly and severally liable for any breaches of any such confidentiality agreements by the counterparties thereto. Notwithstanding anything in this Section 6.2, this Section 6.2 is subject to Section 11.7.
Section 6.3.    Exclusivity. Each Seller Party and the Company agree that between the Agreement Date and the earlier of the Closing and the termination of this Agreement, such Seller Party and the Company shall not, and each shall take all action necessary to ensure that their respective Affiliates and Representatives shall not, directly or indirectly,
(a)solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (i) relating to any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of the Company or assets of the Company, other than inventory to be sold in the Ordinary Course, (ii) to enter into any merger, consolidation or other business combination involving all or any portion of the capital stock or other equity or ownership interest of the Company or assets of the Company or (iii) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving all or any portion of the capital stock or other equity or ownership interest of the Company or assets of the Company (the foregoing clauses (i), (ii) and (iii), a “Company Sale Transaction”) (for the avoidance of doubt, a Company Sale Transaction shall exclude a Seller CIC Transaction and the Reorganization); or
(b)participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Each Seller Party and the Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to a Company Sale Transaction.
Seller and/or the Company shall notify Purchaser promptly, but in any event within 24 hours, orally and in writing if any such proposal or offer, or any inquiry or other contact with any Person with respect to a Company Sale Transaction, is made. Any such notice to Purchaser shall indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of such proposal, offer, inquiry or other contact. Each Seller Party and the Company shall not release any Person from, or waive any provision of, any confidentiality or standstill agreement to which such Seller Party or the Company is a party relating to a Company Sale Transaction, without the prior written consent of Purchaser. Notwithstanding the foregoing, nothing in this Section 6.3 or any other provision in this Agreement shall prohibit or limit a Seller Party from soliciting, initiating, considering, encouraging or accepting any other proposals or offers or participating in any discussions, conversations, negotiations or other communications regarding a Seller CIC Transaction with any third-party (and from consummating any such Seller CIC Transaction) provided that any such Seller CIC Transaction does not prevent, prohibit, challenge or materially hinder or delay the consummation of the Transaction.

Section 6.4.    Regulatory Filings and Clearances.
(a)Each of Parent, the Seller Parties and the Company agrees to use reasonable best efforts to make required filings with respect to the Transaction pursuant to the HSR Act, including a Notification and Report Form. The foregoing filing shall be made as promptly as practicable, and in no event later than five Business Days after, the Agreement Date. Each of the Parties shall use reasonable best efforts to supply as promptly as practicable, and within the time frame required by applicable Regulations or any extension of time requested thereunder, any additional information and documentary material that may be requested pursuant to the HSR Act. Each of the Parties shall use reasonable best efforts to, as promptly as practicable, cause the expiration or termination of the applicable waiting periods under the HSR Act, including but not limited to substantial compliance with any request for additional information or documentary materials issued under 16 CFR §803.20, compliance with any properly issued civil investigative demands and interrogatories.
(b)In connection with the efforts referenced in Section 6.4(a), each of the Parties shall, to the extent permitted by applicable Regulations, (i) cooperate in all reasonable respects with the other Parties in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other Parties informed of any material communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Transaction and (iii) permit the other Parties, to the extent practicable, through their legal advisors, to (A) review any material communication given by them to, and consult with each other in advance of any meeting or conference with, the FTC or the DOJ, or (B) in connection with any proceeding by a private party, consult with each other in advance of any meeting or conference with such private party.
(c)Notwithstanding anything herein to the contrary in this Agreement, Parent, Purchaser and their respective Affiliates shall not be required to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (A) require the divestiture of any assets of Parent, Purchaser, the Company or any of their respective Affiliates, (B) limit Parent or Purchaser’s freedom of action with respect to, or its ability to consolidate and control, the Company or any of its assets or businesses or any of Parent’s, Purchaser’s or their respective Affiliates’ other assets or businesses or (C) limit Parent’s or Purchaser’s ability to acquire or hold, or exercise full rights of ownership with respect to, the Interests, in each case to the extent such actions would reasonably be expected to materially and adversely affect the value of the Company or Parent and its Subsidiaries (each such action, a “Burdensome Action”).
Section 6.5.    Third Party Approvals and Consents. Each Seller Party and the Company shall use reasonable best efforts to obtain the Required Seller Consents; provided, that Purchaser and Parent shall have no obligation to give any guarantee or other consideration of any nature in connections with any Required Seller Consents.

Section 6.6.    Further Assurances. Subject to the terms and conditions of this Agreement and Section 6.4 and Section 6.5, each of the Parties agrees to use reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary under applicable Regulations to consummate and effect the Transaction, including (a) contesting any legal proceeding seeking to prevent the Transaction and (b) executing any additional instruments necessary to consummate the Transaction, in each case to the extent taking such actions would not constitute Burdensome Actions. If at any time after the Closing any further action is reasonably necessary to consummate or make effective the Transaction, the proper officers and directors of each Party shall use reasonable best efforts to take or cause to be taken all such necessary action. In the event that a Seller Party or a Subsidiary of Seller (other than the Company) has any obligations pursuant to any Real Property Lease or related document that has not been terminated prior to the Closing, then Parent and Purchaser shall use commercially reasonable efforts to obtain such termination in connection with any renewal or modification of any such Real Property Lease, provided that neither Parent nor Purchaser shall be obligated to give any guarantee or other consideration of any nature in connection with any such renewal or modification.
Section 6.7.    Indemnification; Insurance. Seller shall maintain in effect for six (6) years after the Closing, insurance “tail” or other insurance policies with respect to directors’ and officers’ liability insurance on comparable terms as, and covering those Persons who are currently covered by, the Company’s current directors’ and officers’ liability insurance at least to the same extent as such directors and officers are currently covered. Every Person who is a director or officer of the Company immediately prior to the Closing who is named as an insured party on a policy of directors’ and officers’ liability insurance shall continue to be so named for such six (6) year period following the Closing.
Section 6.8.    Employee Benefits.
(a)Parent will cause the Company to continue to provide, and will not interfere with or prevent the Company from providing, to all active employees of the Company as of the Closing (including, for the avoidance of doubt, the Transferred Employees) who remain employed by the Company following the Closing (collectively, the “Affected Employees”), for the period beginning at the Closing and ending on the first anniversary of the Closing (the “Continuation Period”), base compensation, annual bonus compensation opportunities, tax-qualified retirement benefits, and welfare benefits which are no less favorable in the aggregate as those provided to such Affected Employees immediately prior to the Closing (including in particular, severance benefits no less favorable than those contemplated by the Company’s existing severance practices, as summarized in Section 6.8(a) of the Company Disclosure Schedule); provided, that, benefits shall be no less favorable than those granted to similarly situated employees of Parent and its Subsidiaries. Nothing contained herein shall be construed as requiring the Company to continue any specific employee benefit plan or to continue the employment of any specific Person for any specific period of time following the Closing.
(b)Parent will, during the Continuation Period, cause the Company to honor, and will not interfere with or prevent the Company from honoring, all unused vacation, holiday, paid time off, sickness and personal days accrued by the employees of the Company under the policies and practices of the Company. In the event of any change in the welfare benefits provided to any Affected Employee during the Continuation Period, Parent will use its commercially reasonable efforts to cause the Company to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under such plan, except to the extent that such conditions, exclusions or waiting periods would apply under the Company’s then-existing plans absent any change in such welfare plan coverage and (ii) provide each Affected Employee and their eligible dependents with credit for any co‑payments and deductibles paid prior to any such change in coverage in satisfying any applicable deductible or out‑of‑pocket requirements under such new or changed plan. Parent will cause the Company to provide, and will not interfere with or prevent the Company from providing, each Affected Employee with credit for all service with the Company and its ERISA Affiliates under each employee benefit plan, policy, program or arrangement in which such Affected Employee is eligible to participate to the same extent provided under the corresponding Benefit Plan, except for any plan subject to Title IV of ERISA or any plan, program or policy providing retiree health or life benefits, or except to the extent that it would result in a duplication of benefits with respect to the same period of services. The service of Transferred Employees with Seller will be deemed to include service with the Company for purposes of this Section 6.8(b).
(c)For purposes of unvested cash- and stock-based long-term incentive awards held by Affected Employees immediately prior to Closing (including any accrued but unvested dividends associated with such stock-based long-term incentive awards) (collectively, the “Affected Awards”), Seller will allow the portions of those awards that are otherwise scheduled to vest on or prior to March 3, 2019 (the “Applicable Tranches”) to remain outstanding following the Closing and will continue to treat the Company as an affiliate of the Seller through March 3, 2019 solely for purposes of determining whether the service-based vesting conditions of the Applicable Tranches are satisfied.  In addition, if an Affected Employee becomes entitled to severance benefits in accordance with Section 6.8(a) prior to the scheduled vesting date of such Affected Employee’s Applicable Tranche, such Applicable Tranche will vest and become payable as of the date of such severance event; and Seller retains the right, in its discretion, to settle any stock-based Applicable Tranche in cash based on the closing price of Seller common stock on the vesting date of the Applicable Tranche.  As a condition of the continued and/or accelerated vesting described in this paragraph and settlement thereof, each Affected Employee may be required by Seller to execute a release of claims against the Seller, the Company and their affiliates in such form as Seller may prescribe.  Seller and the Company agree to cooperate and exchange such information as may be reasonably necessary to confirm any Affected Employee’s entitlement to the vesting of an Applicable Tranche.  For avoidance of doubt, Seller (and not the Company) will be entitled to claim any tax deduction arising with respect to the vesting and/or payment of the Applicable Tranches. All portions of the Affected Awards other than the Applicable Tranches will be forfeited without consideration as of the Closing and Seller will have no liability to any party in respect thereof.
(d)Nothing contained in this Section 6.8, express or implied, shall (i) create any third party beneficiary or other rights in any employee or former employee of the Company (including any beneficiary or dependent thereof), or (ii) be deemed to amend any Benefit Plan or any other benefit plan, program or arrangement of the Company, Parent or their Affiliates.

Section 6.9.    Preservation of Books and Records. Each of Parent and Purchaser shall use commercially reasonable efforts to preserve and keep, or cause to be preserved and kept, all original Books and Records in respect of the Business in the possession of Parent, the Company or their respective Affiliates for a period of seven years after the Closing Date. Subject to Seller and its Representatives executing and delivering a customary confidentiality agreement in form and substance reasonably acceptable to Purchaser, Seller or its Representatives, upon reasonable advance notice, shall have access during normal business hours to examine and inspect such Books and Records solely in connection with the preparation of any report or Tax return required to be filed by Seller under applicable Regulations (but so as not to unduly disrupt the normal course of operations of Purchaser or the Company) relating to the conduct of the Business prior to the Closing. Purchaser and the Company shall use commercially reasonable efforts to provide Seller and its Representatives with, or cause to be provided to Seller and its Representatives, such original Books and Records of the Business relating to the conduct of the Business prior to the Closing, as Seller shall reasonably request in connection with any Action to which Seller is a party (other than any Action arising under this Agreement). This Section 6.9 shall not restrict access of Seller and its Representatives to Books and Records of the Company for purposes of the reviews and activities under Section 2.6 and as and to the extent provided in Section 6.2.
Section 6.10.    R&W Insurance Policy. The Company and each Seller Party shall provide reasonable and customary cooperation to Parent and Purchaser in connection with the R&W Insurance Policy, including providing the insurance company and its representatives with such information reasonably available to the Company and customarily reviewed by the insurance companies and their representatives in connection with issuing policies similar to the R&W Insurance Policy; provided, however, in no event shall the Company be required to make any representations or warranties with respect to information other than the representations and warranties set forth in Article 3 and Article 4 of this Agreement. Promptly after it is received by Parent, Parent shall deliver a copy of the final R&W Insurance Policy to the Company and Seller. Parent shall not (and shall cause its Affiliates to not) amend, modify, terminate or waive any provision regarding waiver of subrogation set forth in the R&W Insurance Policy without the prior written consent of the Seller, which consent may be given or withheld by Seller in its sole discretion.
Section 6.11.    Release. Effective as of the Closing, in consideration for Parent’s acceptance of the limitations on Parent’s right to indemnification pursuant to Article 10, each Seller Party, for itself and on behalf of its Affiliates, agents, representatives, attorneys, successors, assigns, dependents, heirs, executors and administrators, hereby irrevocably and unconditionally forever releases, acquits and discharges the Company, Parent and its respective Affiliates (and any of the respective predecessors, successors, managers, directors, officers, employees, agents, representatives, attorneys, assigns, dependents, heirs, executors and administrators) from any and all claims, rights, actions, suits, damages, losses, expenses, liabilities, indebtedness and causes of actions, of whatever kind or nature (including advancement or contribution) that existed or arose from the beginning of time through the Closing, regardless of whether known or unknown, and regardless of whether asserted to date. The foregoing shall not constitute a release of claims with respect to (a) payments to the Parties Seller in consideration for Interests to which the Seller Parties are entitled pursuant to the terms and conditions of this Agreement, (b) claims arising under this Agreement, the Ancillary Documents or the Transaction in each case, in effect as of the Closing Date or (c) any right of indemnification in favor of, or limitation of liability of, a current or former director, member, officer, employee or manager of the Company pursuant to the Organizational

Documents of the Company or pursuant to any liability insurance policies (or the equivalent thereof) of the Company, in each case, in effect as of the Closing Date. Each Seller Party (A) understands that the release contained in this Section 6.11 is binding on such Seller Party and its Affiliates, agents, representatives, attorneys, successors, assigns, dependents, heirs, executors and administrators, and (B) represents and warrants that (x) it has had the opportunity to consult with counsel of its choice, (y) it is fully informed of the nature and contents of this release and (z) it has entered into this release freely and without any threat or coercion whatsoever.
Section 6.12.    Termination of Related Party Agreements. Except as provided on Section 6.12 of the Company Disclosure Schedule, the Company and the Seller Parties shall cause all accounts, arrangements or Contracts between the Company, on the one hand, and Seller, its Affiliates (other than the Company) or any Related Party of the Seller Parties or the Company, on the other hand, to be cancelled or terminated without any consideration or further liability to any Party and without the need for any further documentation, immediately prior to the Closing.
Section 6.13.    Financing.
(a)Parent and Purchaser shall use their reasonable best efforts to consummate the Debt Financing on the terms and conditions described in the Debt Financing Commitment, at or prior to the Closing, including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitment in accordance with the terms and subject to the conditions thereof, (ii) negotiate and enter into all definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitment or as may otherwise be agreed (taking account the limitations on amendments and modifications to the Debt Commitment Letter set forth below in this Section 6.13(a)), (iii) satisfy (or, if determined by Parent to be advisable, obtain waivers with respect to) all conditions to the consummation of the Debt Financing applicable to, and within the control of, Parent or Purchaser in the Debt Financing Commitment and in such definitive agreements and (iv) subject to the terms and conditions of the Debt Financing Commitment, cause the lenders and the other Persons providing such financing to provide the Debt Financing on the Closing Date (provided that Parent and Purchaser shall not be required to initiate legal proceedings against such lenders and other Persons to enforce their obligations to provide the Debt Financing). Without limiting the foregoing obligation, neither Parent nor Purchaser shall consent to any amendment or modification to the Debt Financing Commitment if such amendment or modification would (1) change the conditions precedent set forth therein in any respect that would make such conditions materially less likely to be satisfied by the Closing Date, (2) change the timing of the funding of the commitments thereunder in any manner that would be reasonably expected to materially delay the consummation of the Transaction, (3) change the cash amount of the funding commitments thereunder to an amount below the amount that is required, together with other financial resources of Parent and Purchaser, to consummate the Transaction on the terms contemplated by this Agreement or (4) otherwise adversely affect the ability of Parent and Purchaser to enforce their rights under the Debt Financing Commitment or consummate the Transaction on the terms and conditions of this Agreement (collectively, the “Restricted Commitment Amendments”) (provided, that subject to the limitations set forth in this Section 6.13(a), Parent and Purchaser may amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitment as of the Agreement Date).

(b)In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contained in the Debt Financing Commitment, Parent and Purchaser shall use their reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms and conditions not materially less favorable, in the aggregate, to Parent and Purchaser (as reasonably determined by Parent and Purchaser) than those contained in the Debt Financing Commitment (taking into account all applicable “marketing flex” provisions applicable thereto) in an amount, when taken together with other financial resources of Parent and Purchaser, that will be sufficient for Purchaser to consummate the Transaction upon the terms contemplated by this Agreement and pay all related fees and expenses.
(c)Parent shall promptly notify Seller in writing: (i) of any material breach or default by any party to any Debt Financing Commitment or definitive agreement related thereto of which Parent or Purchaser becomes aware; (ii) of the receipt by Parent or Purchaser or any of their Affiliates or Representatives of any notice or other communication from any Person with respect to any actual or asserted breach, default, termination or repudiation by any party to any Debt Financing Commitment or any definitive agreement related thereto; and (iii) if for any reason Parent or Purchaser believes in good faith that there is a reasonable possibility that they will not be able to obtain the financing contemplated in the Debt Financing Commitment on the terms, in the manner or from the sources contemplated by the Debt Financing Commitment or the definitive agreements related thereto in an amount sufficient to consummate the Transaction.
(d)In order to assist with the Debt Financing (except in the case of the matters covered in clause (iv), which relate solely to the Company and not to Seller), the Company and each Seller Party shall promptly provide, and shall use commercially reasonable efforts to cause their Representatives to promptly provide, reasonable assistance and cooperation as Purchaser and its Affiliates may reasonably request, including, but not limited to, (i) participating in a reasonable number of presentations and meetings (including customary one-on-one meetings between senior management and representatives of the Company and the Financing Sources, prospective lenders in respect of the Debt Financing and rating agencies) and reasonably cooperating with the marketing efforts of Purchaser and the Financing Sources, (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, business projections, lender presentations and similar documents prepared in connection with the Debt Financing, including execution and delivery of customary representation letters in connection with bank information memoranda, (iii) furnishing Purchaser and the Financing Sources with financial, due diligence material and other pertinent information regarding the Company as may be reasonably requested by Purchaser or the Financing Sources and readily available to Seller including furnishing the Required Information, (iv) subject to and contingent upon consummation of the Closing, executing and delivering, as of the Closing Date, any definitive financing documents, including any credit agreements, guarantees, pledge agreements, security agreements, mortgages, deeds of trust and other security documents or other certificates, documents and instruments relating to guarantees, the pledge of the collateral securing the Debt Financing and other matters ancillary to the Debt Financing as may be reasonably requested by Purchaser in connection with the Debt Financing and otherwise reasonably facilitating the pledging of, and granting and perfecting of Encumbrances in, the collateral securing the Debt Financing (including cooperation in connection with the payoff of the indebtedness of the Company and the termination of related Encumbrances provided no such Encumbrances shall extend to Excluded Assets), (v) furnishing within the time period specified in the Debt Financing Commitment, all documentation and other information required by regulators and authorities under applicable “know your customer” and anti-money laundering and regulations, including the PATRIOT Act and (vi) taking all corporate or other actions, and providing such other reasonable assistance as reasonably requested by Purchaser to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Purchaser on the Closing Date. Notwithstanding the foregoing agreements in this Section 6.13, any cooperation requested by Parent or Purchaser shall not unreasonably interfere with the ongoing operations of the Company or Seller and, in the case of clause (iv) of the preceding sentence, the Company and its Representatives shall not be required to execute or enter into or perform any agreement with respect to the financing contemplated by the Debt Financing Commitment that is not contingent upon the Closing or that would be effective prior to the Closing. The Company hereby consents to the use of its logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company. For purposes of this Section 6.13(d), references to Debt Financing shall include any alternative financing obtained pursuant to Section 6.13(b).
(e)None of the Seller Parties, the Company nor any of their respective Representatives shall be required to take any action that would subject any of them to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity, in each case in connection with the Debt Financing (in the case of the Company, prior to the Closing) or their performance of their respective obligations under this Section 6.13 (except solely as and to the extent provided in clause (iv) of the first sentence of Section 6.13(d)). Parent shall indemnify and hold harmless each of the Seller Parties, the Company and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.13 and any information utilized in connection therewith; provided, that Parent shall not have any obligation to indemnify and hold harmless any Person to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties result from a Seller Party’s, the Company’s or their respective Representatives’ acts or omissions constituting bad faith or willful misconduct. Parent shall, promptly upon request of Seller or the Company, and in any event within thirty (30) days of any such request, reimburse Seller and the Company for any reasonable, documented out-of-pocket fees, costs, expenses or other similar amounts (including those of its Representatives) incurred by the Seller Parties or the Company in connection with the Debt Financing in connection with the cooperation required by this Section 6.13.
Section 6.14.    Excluded Assets and Excluded Liabilities. Notwithstanding anything in this Agreement to the contrary, Purchaser and the Seller Parties agree that the Transaction shall exclude all Excluded Assets and Excluded Liabilities. Each Seller Party or its Affiliates (other than the Company) shall retain all benefits and liabilities with respect to the Excluded Assets and the Excluded Liabilities, and each Seller Party shall, and shall cause the Company prior to the Closing, to distribute, transfer or assign, in each case effective prior to the Closing, all of the Excluded Assets and Excluded Liabilities to Seller or its Affiliates.

Section 6.15.    Non-Compete; Non-Solicit.
(a)From the Closing until the third anniversary of the Closing Date (the “Restricted Period”), the Seller Parties shall not, and shall cause their Subsidiaries not to, engage within the United States in the business of selling cellular phones and related cellular service subscriptions at (i) walk-in retail locations of AT&T, Verizon, Sprint, T-Mobile, MetroPCS, Cricket Wireless, Boost Mobile or similar national or regional cellular service providers (collectively, “Cellular Service Providers”) or (ii) at GameStop or ThinkGeek walk-in retail locations (a “Competing Business”).  In no event shall the preceding sentence (i) restrict either Seller Party or any of its Subsidiaries from holding or making investments not in excess of 5% of the outstanding securities of any publicly-traded entity engaged in a Competing Business, or (ii) restrict either Seller Party or any of its Subsidiaries from (I) continuing the Simply Mac Business, (II) selling, buying and trading pre-owned phones or related accessories, (III) continuing to engage in those activities that Seller and its Subsidiaries (other than the Company) are currently engaged in other than through the AT&T Stores, (IV) continuing or entering into new contractual arrangements with any Persons, including Cellular Service Providers, provided that (1) those arrangements are not for the purpose of the sale of cellular phones and related cellular service subscriptions at walk-in retail locations of the Cellular Service Providers, and (2) if any such contractual arrangements involve the sale by Seller or any of its Subsidiaries of cellular phones and the related cellular service subscriptions at GameStop or ThinkGeek walk-in retail locations, then such sales of cellular phones and the related cellular service subscriptions must be “incidental” (the foregoing requirement being hereinafter referred to as the “Incidental Sales Restriction”).  For the purpose of the Incidental Sales Restriction, the term “incidental” shall be defined as annual sales of cellular phones (excluding pre-owned phones) and the related cellular service subscriptions by Seller and its Subsidiaries at any such location of no more than five percent (5%) of total annual sales by Seller and its Subsidiaries at such location.  Notwithstanding the foregoing, in the event a Seller CIC Transaction is consummated, the restrictions in this Section 6.15(a) shall not apply to the activities or operations of any Person that acquires the Seller or such Person’s Affiliates (other than the Seller and its Subsidiaries).  If Seller converts more than one hundred (100) of its GameStop or ThinkGeek walk-in retail locations to Simply Mac walk-in retail locations (each, a “Simply Mac Converted Operation”), then the Incidental Sales Restriction shall apply to sales at Simply Mac Converted Operations other than to sales at the first one hundred (100) of such Simply Mac Converted Operations.  If, through a joint venture or similar arrangement with a third party, Seller or a Subsidiary of Seller, converts more than three hundred (300) of  GameStop, ThinkGeek or Simply Mac walk-in retail locations to a different retail concept under a different brand or brands (each, a “Different Concept Converted Operation”), then the Incidental Sales Restriction shall apply to sales at the Different Concept Converted Operations other than to sales at the first three hundred (300) of such Different Concept Converted Operations, provided that in no event shall a Different Concept Converted Operation be an AT&T branded walk-in retail location.

(b)Except as disclosed on Section 6.15 of the Company Disclosure Schedule, during the Restricted Period, each Seller Party shall not, and shall cause each of its Affiliates not to, directly or indirectly through any Person or contractual arrangement, (i) solicit for employment or hire any Person who is an employee of Purchaser, the Company or any of their respective Subsidiaries or any Person who was employed by the Company in the six months prior to such solicitation or hiring, (ii) induce or encourage any director, officer or employee of Purchaser, the Company or any of their respective Subsidiaries to terminate his or her employment with Purchaser, the Company or any of their respective Subsidiaries, (iii) influence or attempt to influence any customers, distributors or suppliers of Purchaser, the Company or any of their respective Subsidiaries to divert their business to any competitor of the Company or in any way interfere with the relationship between any such customer, distributor or supplier and Purchaser, the Company or any of their respective Subsidiaries (including making any disparaging or negative statements or communications about their respective businesses or discouraging any such customer, distributor or supplier from maintaining the same business relationships with Purchaser, the Company or any of their respective Subsidiaries after the Closing as it maintained with Purchaser, the Company or any of their respective Subsidiaries prior to the Closing), or (iv) disclose, reveal, divulge or communicate to any Person other than Purchaser, the Company or any of their respective Subsidiaries and their respective officers, managers, directors and employees, or use or otherwise exploit for its own benefit or the benefit of anyone other than Purchaser, the Company or any of their respective Subsidiaries, any confidential or proprietary information of Purchaser, the Company or any of their respective Subsidiaries; provided, that the foregoing shall not prohibit (i) a general solicitation to the public through general advertising or similar methods of solicitation not specifically directed at employees of Parent, Purchaser, the Company or any of their respective Subsidiaries and any hiring as a result thereof, (ii) the solicitation of any employee who has been terminated by Parent, Purchaser, the Company or any of their respective Subsidiaries prior to any such solicitation and any hiring as a result thereof or (iii) the hiring of any employee of Purchaser, the Company or any of their respective Subsidiaries who has initiated discussions regarding such employment without any direct or indirect solicitation by a Seller Party or its Affiliates. Notwithstanding the foregoing, in the event a Seller CIC Transaction is consummated, the restrictions in this Section 6.15(b) shall not apply to the activities or operations of any Person that acquires Seller or such Person’s Affiliates (other than Seller and its Subsidiaries).
(c)Each Seller Party acknowledges that the covenants set forth in this Section 6.15 are an essential element of this Agreement and that any breach by a Seller Party or its Affiliates of any provision of this Section 6.15 may result in irreparable injury to Purchaser, the Company or any of their respective Subsidiaries. Each Seller Party acknowledges that in the event of such a breach, in addition to all other remedies available at law, Purchaser may be entitled to equitable relief, including injunctive relief, as well as such other damages as may be appropriate.
(d)If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 6.15 are unreasonable, it is the intention and the agreement of Purchaser and the Seller Parties that these provisions shall be construed by the court in such a manner as to impose only those restrictions on a Seller Party’s conduct that are reasonable in light of the circumstances and as are necessary to assure to the Company and Purchaser the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 6.15 because taken together they are more extensive than necessary to assure to the Company and Purchaser the intended benefits of this

Agreement, it is expressly understood and agreed by the Parties that the provisions hereof that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding, shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.
Section 6.16.    Cash Dividend. Prior to the Closing Date, Seller shall cause all Cash of the Company to be dividended to Seller (if done prior to the Contribution) or Holdco (if done following the Contribution), except for $5,000,000; provided, however, that Seller shall not be required to cause the Company to dividend (i) any Cash that is required to be held by the Company pursuant to Regulations or (ii) any Cash where the dividend or other transfer or repatriation of such Cash would result in the payment of any Taxes (withholding or otherwise) or penalties.
Section 6.17.    Post-Closing Cooperation; Reimbursement of Specified Amount.
(a)Parent and Purchaser shall cause the Company and the Company’s officers, directors and employees to provide reasonable and customary cooperation to Seller and Seller’s independent public accounting firm and third parties advisors, including providing reasonable access during normal business hours to the financial information of the Company, in connection with the preparation, review and audit of Seller’s consolidated financial statements for Seller’s 2018 fiscal year, and as applicable, any portion of Seller’s 2019 fiscal year, provided, that such access will give due regard to minimizing interference with the operations, activities and employees of the Company.
(b)Parent shall cause the Company to provide reasonable access to Seller and Seller’s counsel to any Company employees that might be reasonably be requested in connection with any litigation involving Seller or any of its Affiliates related to the Company’s pre-Closing activities, excluding any litigation involving this Agreement or the Transaction.
(c)In the event the Specified Amount is paid by the Company in accordance with the Specified Agreement, Seller shall promptly following its receipt of written notice from the Company of the Company’s payment thereof (and in no event more than ten Business Days following such receipt) reimburse the Company by wire payment of the Specified Amount plus the employer portion of any Taxes relating thereto as specified in such notice. The Company shall not pay the Specified Amount unless the individual identified on Schedule 1.1(c) of the Company Disclosure Schedule has executed a release of claims against the Seller and its affiliates in such form as Seller may prescribe.
ARTICLE 7
CONDITIONS TO CONSUMMATION OF THE TRANSACTION
Section 7.1    Conditions to Each Party’s Obligation to Effect the Transaction. The respective obligations of each Party to consummate, or cause to be consummated, the Transaction are subject to the satisfaction at or prior to the Closing of the following conditions:

(a)no Regulation or Court Order shall have been enacted, entered, promulgated or enforced by any United States Governmental Body having jurisdiction over the Parties which prohibits, restrains, enjoins, restricts or makes illegal the consummation of the Transaction; and
(b)any waiting period applicable to the Transaction under the HSR Act shall have terminated or expired.
Section 7.2    Conditions to the Obligation of the Seller Parties. The obligation of the Seller Parties to consummate, or cause to be consummated, the Transaction is subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived by Seller, in whole or in part, in writing to the extent permitted by applicable Regulation):
(a)Parent shall have delivered the documents described in Section 2.3(b) hereof;
(b)each of the representations of Parent and Purchaser in this Agreement shall be true, complete and correct in all material respects, in each case, at the Closing as though such representation or warranty had been made at the Closing (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date), except where any failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially delay or prevent the consummation of the Transaction in accordance with the terms hereof;
(c)each of the covenants and obligations of Parent and Purchaser to be performed at or before the Closing pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Closing; and
(d)Parent or Purchaser shall have delivered by wire transfer, the Estimated Closing Purchase Price to Holdco.
Section 7.3    Conditions to the Obligations of Parent and Purchaser. The respective obligations of Parent and Purchaser to consummate, or cause to be consummated, the Transaction are subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived by Parent, in whole or in part, in writing to the extent permitted by applicable Regulation):
(a)the Company and each Seller Party shall have delivered the documents set forth in Section 2.3(c) and Section 2.3(d) hereof;
(b)(i) the Company Fundamental Representations, shall have been true and correct at and as of the Agreement Date, and shall be true and correct as of the Closing Date (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date), in each case, except for any de minimis inaccuracies therein, and (ii) the representations and warranties of the Company and the Seller Parties (other than the Company Fundamental Representations) contained in Article 3 and Article 4 of this Agreement, without giving effect to any “material,” “materially” or Company Material Adverse Effect qualification contained in such representations and warranties, shall have been true and correct at and as of the Agreement

Date, and shall be true and correct as of the Closing Date (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), in each case except where the failure to be so true and correct, would not, individually or in the aggregate, have or reasonably be likely to have a Company Material Adverse Effect;
(c)each of the covenants and obligations of the Company and the Seller Parties to be performed at or before the Closing shall have been duly performed, in all material respects, at or before the Closing;
(d)since the Agreement Date, there shall not have occurred any event, change, circumstance, occurrence, result, state of facts or condition or prospective event, change, circumstance, occurrence, result, state of facts or condition that, individually or in the aggregate, has had or is reasonably likely to have, a Company Material Adverse Effect;
(e)the Company, the Seller Parties and their respective Affiliates shall have completed the transfer of all Excluded Assets and the Excluded Liabilities to Seller in accordance with Section 6.14; and
(f)Seller shall have delivered the Required Seller Consents, duly executed by the counterparties thereto, to Purchaser.
ARTICLE 8
TAX MATTERS
Section 8.1    Purchase Price Allocation. The Parties agree, because the Company will be an entity that is disregarded as separate from its owner for U.S. federal income tax purposes as of the Closing, that the purchase and sale of the Interests hereunder will be treated as a purchase of the assets of the Company for U.S. federal income tax purposes. Exhibit D describes the principles that will be utilized to allocate the amounts paid and the liabilities assumed in connection with the transactions contemplated by this Agreement, adjusted as necessary to determine the Seller’s amount realized and Purchaser’s cost of the purchased assets hereunder for U.S. federal income tax purposes (which amount shall be determined in accordance with Exhibit D), among the Company’s assets in accordance with the general principles of Section 1060 of the Code and the Treasury Regulations pursuant thereto or any successor provision and includes an example (based on the numbers set forth in the Interim Financial Statements, as appropriately adjusted for tax purposes) illustrating how these principles are to be applied. Within 30 days after the adjustments to the Estimated Closing Purchase Price have been finalized in accordance with Section 2.6, the Purchaser shall deliver to Seller a Form 8594 with an allocation that is consistent with the principles of Exhibit D and the example set forth therein (the “Proposed Allocation”). If Seller does not deliver a written objection to the Proposed Allocation (which objection may only be raised to the extent the allocation is inconsistent with the principles of Exhibit D and the example set forth therein) setting forth the items of disagreement within 30 days of receipt of the Proposed Allocation, it will deemed to be accepted by Seller and will be the final allocation (the “Final Allocation”). If no agreement is reached within 30 days, the items of dispute shall be referred to the Settlement Accountants for resolution. The Settlement Accountants will address only the items of dispute and are required to resolve such items in a manner that is consistent with the principles of Exhibit D and the example set forth therein. Procedures and terms of engagement for this purpose will be the same as set forth in Section 2.6 of this Agreement. The resolution provided by the Settlement Accountant shall be deemed final by all parties, and shall be the Final Allocation. None of the Parties will take a position on any Tax Return that is inconsistent with the Final Allocation, and the Parties shall file all Tax Returns and forms (including Form 8594 and comparable forms under other Tax law) consistently with the Final Allocation, except as required by a final determination (as defined in Section 1313 of the Code) or any comparable concept under applicable state or local law. For the avoidance of doubt, the consistency requirement of the preceding sentence does not extend to taking positions in connection with any audit or other proceeding conducted by, or any litigation with, any Tax Authority, so that in the event a Tax Authority raises any issues with respect to the Final Allocation each Party may take any position and settle or otherwise compromise any such audit, other proceeding or litigation in its discretion whether or not consistent with the Final Allocation.
Section 8.2.    Preparation of Tax Returns.
(a)Following the Closing, Purchaser shall cause to be timely filed all Tax Returns required to be filed by the Company (as defined after the Reorganization) after the Closing Date that relate to any taxable period beginning on or before and ending after the Closing Date (each such period a “Straddle Period” and each such Tax Return a “Straddle Period Tax Return”). No later than five Business Days prior to the due date of any Straddle Period Tax Return, Seller shall pay to Purchaser the amount of Taxes that are shown as due on the Straddle Period Tax Return and are attributable to the portion of the applicable Straddle Period ending on the Closing Date, except to the extent that all or a portion of the amount of such Taxes is included in Indebtedness in a manner that results in a reduction in the Closing Purchase Price. Straddle Period Tax Returns shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) to Seller for Seller’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed) not less than fifteen days prior to the due date for the filing of such Tax Return, or, for any Straddle Period Tax Return due to be filed within 15 days after the Closing Date, as soon as practicable after Closing.
(b)The Parties agree that the Tax Returns referenced in Section 8.2(a) do not include any Tax Returns of the Company that are filed on a consolidated, affiliated or similar group basis with Seller or other subsidiaries of Seller. Seller shall cause to be timely filed all Tax Returns required to be filed by the Company (including, for the avoidance of doubt and without limitation, as a corporation for U.S. federal (and applicable state and local) income tax purposes before the Reorganization and as a limited liability company after the Reorganization) after the Closing Date that relate to any Pre-Closing Period. Seller shall be responsible for paying all Taxes that are shown or required to be shown as due on any such Tax Return.
(c)The Parties agree that if there are state and local income Tax Returns to be filed by the Company (prior to the Reorganization) after Closing that relate to a Pre-Closing Period, Seller shall prepare and file such Tax Returns, and pay any Taxes shown as due on such Tax Returns.

(d)Except as otherwise required by applicable Regulations, Purchaser shall not, nor shall it permit or cause any of its Affiliates or the Company, to (i) amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company for any period (or portion thereof) ending on or prior to the Closing Date, (ii) file any Tax Return of the Company for any period (or portion thereof) ending on or prior to the Closing Date in a jurisdiction in which the Company did not previously file Tax Returns, (iii) voluntarily initiate any contact with any Tax Authority with respect to any Tax periods (or portions thereof) ending on or before the Closing Date, or (iv) make any election that has effect to a Tax period that includes the Closing Date or any date prior to the Closing Date. For the avoidance of doubt, this Section 8.2(d) shall not be applicable to any action taken by Purchaser or the Company in connection with any Tax proceeding for which Seller fails to assume control as permitted by Section 8.6.
(e)Each Seller Party (and its Affiliates) covenant and agree not to make any election to (or take any other action that would) cause the Company (following the Reorganization) to be classified as anything other than an entity that is disregarded as separate from Holdco for U.S. federal (and applicable state and local) income tax purposes at the time of the Closing.
Section 8.3.    Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to Tax liabilities imposed on the Company for all taxable periods or portions thereof ending on or before the Closing Date, Purchaser, on the one hand, and Seller, on the other hand, shall, and shall each cause their Affiliates to, cooperate with each other, as and to the extent reasonably requested, including through the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, or other materials necessary or helpful.
Section 8.4.    Certain Taxes. All transfer (including real property transfer), documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Transaction (collectively, “Transfer Taxes”) will be paid 50% by Purchaser and 50% by Seller when due, and all necessary Tax Returns and other documentation with respect to Transfer Taxes will be prepared and filed by Purchaser unless Seller is required to file such Tax Returns under applicable Regulations.
Section 8.5.    Pre-Closing Tax Indemnity. Notwithstanding anything to the contrary in this Agreement, except to the extent that Taxes are taken into account in determining Indebtedness or have been included in Current Liabilities, the Seller Indemnifying Parties shall be jointly and severally liable for and shall pay, and agree to indemnify and hold Purchaser and its Affiliates (including the Company) harmless from and against (a) all Taxes (or the non-payment thereof) of the Company for all Pre-Closing Periods and the portion of any Straddle Period ending on the Closing Date and any Losses associated with such Taxes (or the non-payment thereof), (b) all Taxes and Losses on account of any breach of a representation or warranty set forth in Section 3.21 and (c) any Transfer Taxes that are the responsibility of Seller pursuant to Section 8.4. Payment by Seller of any amount due under this Section 8.5 shall be made within 15 days following written notice from Purchaser. For the avoidance of doubt, the Seller Indemnifying Parties’ indemnification obligations under this Section 8.5 shall not be subject to any of the limits on indemnification set forth in Article 10. Notwithstanding anything to the contrary stated elsewhere in this Agreement, the representations and warranties set forth in Section 3.21 and the indemnification obligations set forth in this Section 8.5 shall survive until 60 days after the expiration of the applicable statute of limitations for the Taxes at issue.
Section 8.6.    Tax Proceedings. To the extent that either Seller Party may be responsible under Section 8.5 for a Tax with respect to a Pre-Closing Period, Seller shall have the right, at its sole cost and expense, to control the prosecution, settlement or compromise of any proceeding involving such Tax; provided, that to the extent that any such proceeding could reasonably be expected to have an adverse post-Closing impact on Parent, Purchaser or the Company (or any of their respective Affiliates), (a) Purchaser shall be entitled to participate in any such proceeding at its sole cost and expense and (b) Seller shall not settle or otherwise compromise any such proceeding without Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, Seller shall have the sole right to control the audit, prosecution, settlement or compromise of any Tax proceedings related to Taxes filed as part of a consolidated, affiliated or similar group basis with Seller, or other Subsidiaries of Seller.
Section 8.7.    Pre-Closing Reorganization. The Parties agree that the Reorganization is intended to qualify as a “reorganization” under Section 368(a)(1)(F) of the Code. None of the Parties or their respective Affiliates will take a position on any Tax Return or in any proceeding inconsistent with such tax treatment.
ARTICLE 9
TERMINATION; WAIVER
Section 9.1.    Termination. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing:
(a)by mutual written consent of Purchaser and Seller at any time prior to the Closing;
(b)by Purchaser or Seller (by written notice to the other Party) if (i) any Governmental Body shall have issued a Court Order restraining, enjoining or otherwise prohibiting the Transaction and such Court Order is or shall have become non-appealable or (ii) the Transaction has not been consummated by March 21, 2019 (the “Outside Date”); provided, that no Party may terminate this Agreement pursuant to this clause (ii) if such Party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Closing shall not have occurred on or before the Outside Date;
(c)by Seller (by written notice to Purchaser) if (i) there shall have been a breach of any representation or warranty of Parent or Purchaser in this Agreement such that the conditions set forth in Section 7.2(b) are incapable of being satisfied by the Outside Date or (ii) there shall have been a breach by Parent or Purchaser of any of their covenants or agreements in this Agreement such that the condition set forth in Section 7.2(c) is incapable of being satisfied by the Outside Date, and Parent or Purchaser, as the case may be, has not cured such breach within the earlier of 20 Business Days after receipt by Purchaser of written notice from Seller or the Company thereof or the Outside Date; provided, that neither the Company nor any Seller Party has materially breached any of its material obligations hereunder; or

(d)by Purchaser (by written notice to the Company) if (i) there shall have been a breach of any representation or warranty of the Company or a Seller Party in this Agreement such that the conditions set forth in Section 7.3(b) are incapable of being satisfied by the Outside Date or (ii) there shall have been a breach by the Company or a Seller Party of any of their covenants or agreements in this Agreement such that the condition set forth in Section 7.3(c) is incapable of being satisfied by the Outside Date, and the Company or the relevant Seller Party, as the case may be, has not cured such breach within the earlier of 20 Business Days after receipt by the Company or a Seller Party of written notice from Purchaser thereof or the Outside Date; provided, that neither Purchaser nor Parent has materially breached any of its material obligations hereunder.
(e)by Purchaser or Seller (by written notice to the other Party) if (i) all of the conditions to Closing set forth in Section 7.1 and Section 7.3 were satisfied or waived as of the date the Closing should have been consummated pursuant to the terms of this Agreement (other than those conditions that by their terms are to be satisfied at the Closing and could have been satisfied or would have been waived assuming a Closing would occur), (ii) Seller has confirmed to Purchaser in writing that (A) all of the conditions to the Seller Parties’ and the Company’s obligations to consummate the Closing have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing and could have been satisfied or would have been waived assuming a Closing would occur) and, in the case of termination by Purchaser under this Section 7.1(e), Purchaser and Parent have not materially breached any of their material obligations hereunder, and (B) the Seller Parties are ready, willing and able to cause the Closing to occur and (iii) Purchaser fails to complete the Closing within two Business Days after the later of (A) delivery of the confirmation by the Seller Parties required by clause (ii) above and (B) the date by which the Closing should have occurred pursuant to Section 2.3(a); or
(f)by Purchaser, if between the Agreement Date and the Closing, an event, change, circumstance, occurrence, result, state of facts or condition occurs that has had a Company Material Adverse Effect.
Section 9.2.    Effect of Termination. In the event of the termination of this Agreement or the abandonment of the Transaction pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, directors, officers or stockholders, other than (a) for the provisions of Section 3.17, Section 4.6 and Section 5.5 relating to broker’s fees and finder’s fees, Section 6.2(e) relating to confidentiality, Section 11.7 relating to public announcements, Section 9.3 relating to the Reverse Termination Fee, Section 11.5 relating to notices, Section 11.6 relating to governing law and submission to jurisdiction and this Section 9.2 and (b) liability of a Party, as the case may be, for Fraud or Material Breach (as defined below) of any representation, warranty, covenant or agreement under this Agreement occurring prior to such termination, subject in the case of Purchaser to the limitations set forth in Section 9.3 relating to the Reverse Termination Fee, Section 11.6 relating to submission to jurisdiction and Section 11.10 relating to personal liability. The provisions of Section 9.2, Article 11 and all applicable definitions set forth in Section 1.1 and Section 1.2 and the interpretations provisions of Section 1.3 hereof shall survive any termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties under the Non-Disclosure Agreement, all of which shall survive termination of this Agreement in accordance with the terms thereof. As used herein, the term “Material Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a material breach of this Agreement, with the knowledge that the act or failure to act constitutes a breach. For the avoidance of doubt, in the event of termination of this Agreement, the Financing Source Parties will have no liability to the Seller Parties, the Company or any of their respective Affiliates or any of its or their direct or indirect stockholders hereunder or under the Debt Financing Commitment or otherwise relating to or arising out of the transactions contemplated by such agreements (including for any willful and material breach); provided that the foregoing shall not preclude any liability of the Financing Source Parties to Purchaser under the terms of the Debt Financing Commitment (and the related fee letters) or the Debt Financing.
Section 9.3.    Reverse Termination Fee; Limitation on Liability.
(a)Solely in the event of a termination of this Agreement pursuant to Section 9.1(e), Parent shall pay, or cause Purchaser to pay, to Seller a fee in the amount of $25,000,000 (the “Reverse Termination Fee”). Payment of the Reverse Termination Fee shall be made as promptly as reasonably practicable after termination of this Agreement pursuant to Section 9.1(e) (and, in any event, within five Business Days thereof) by wire transfer of same-day funds to the account designated by Seller to Parent in writing. The Parties hereto acknowledge and agree that in no event shall Parent be required to pay, or cause Purchaser to pay, the Reverse Termination Fee on more than one occasion.
(b)In the event that the Reverse Termination Fee becomes payable pursuant to Section 9.3(a), the receipt by Seller of the Reverse Termination Fee shall be deemed to be liquidated damages and the sole and exclusive remedy of the Seller Parties, the Company and any other Person (other than Purchaser) against Purchaser and Parent and their respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current and future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current and future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (each of the foregoing, a “Purchaser Related Party,” and collectively, the “Purchaser Related Parties”), and no Purchaser Related Party shall have any other liability or obligation (other than to Purchaser) for any Losses suffered or incurred by any Seller Party, the Company or any other Person relating to or arising out of this Agreement (and the termination hereof) or the Debt Financing Commitment or the Transaction (and the abandonment thereof) or any matter forming the basis for such termination, including any breach of this Agreement or the Debt Financing Commitments (including any willful and material breach), and none of the Seller Parties, the Company or any other Person (other than Purchaser) shall be entitled to bring or maintain any other Action against Purchaser or any other Purchaser Related Party arising out of this Agreement or any Debt Financing Commitment, or any of the Transaction or any matters forming the basis for such termination, whether in equity or at law, in contract, in tort, or otherwise.

(c)Each of the Parties hereto acknowledges and agrees that (i) the agreements contained in Section 9.3(b) are an integral part of the this Agreement and the Transaction and (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement pursuant to Section 9.1(e), the right to such payment constitutes a reasonable estimate of the Losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty).
(d)Notwithstanding anything to the contrary in this Agreement, and without limiting Seller’s right in respect of specific performance pursuant to Section 11.12 and any rights under the Non-Disclosure Agreement, the Parties acknowledge and agree that in the event this Agreement is validly terminated pursuant Section 9.1(e) and the Reverse Termination Fee is paid to Seller, then the maximum aggregate liability of Purchaser and any other Purchaser Related Party under this Agreement or relating to the Transaction shall be limited to an amount equal to the Reverse Termination Fee, and in no event shall any Seller Party, the Company or any other Person seek to recover any money damages (including consequential, indirect or punitive damages) in excess of such amount. So long as this Agreement shall not have been terminated, the Seller Parties shall be entitled to pursue both a grant of specific performance under Section 11.12 and the payment of the Reverse Termination Fee under Section 9.3(a), but under no circumstances shall the Seller Parties be permitted or entitled to receive both a grant of specific performance under Section 11.12 and an award of money damages, including all or any portion of the Reverse Termination Fee.
(e)Notwithstanding anything to the contrary in this Agreement, no Financing Source Party shall have any liability or obligation to any Seller Party, the Company, any of its or their Affiliates or any of its or their direct or indirect stockholders relating to or arising out of this Agreement or the Debt Financing Commitment or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and no Seller Party or the Company shall seek to, and shall cause its and their Affiliates and its and their direct and indirect stockholders not to seek to, recover any money damages (including consequential, special, indirect or punitive damages, or damages on account of a willful and material breach) or obtain any equitable relief from or with respect to any Financing Source Party.

ARTICLE 10
INDEMNIFICATION
Section 10.1    Survival Period. (i) The Parent Fundamental Representations shall survive the Closing and continue in full force and effect for a period of six years after the Closing Date, (ii) the Company’s and Seller Parties’ representations and warranties contained in Section 3.4 and Section 4.5 shall survive the Closing and continue in full force and effect for a period of 20 years after the Closing Date, (iii) the Company Fundamental Representations (other than those contained in Section 3.4 and Section 4.5) shall survive the Closing and continue in full force and effect for a period of six years after the Closing Date, (iv) the Seller Parties’ and the Company’s representations and warranties contained in Section 3.21 relating to tax matters shall survive the Closing until 60 days after the expiration of the applicable statute of limitations, and (v) any claim involving Fraud shall survive for a period of 20 years after the Closing Date, except in each case that any written claim for breach thereof made in good faith with reasonable specificity (to the extent known at such time) prior to such expiration date and delivered to the Party against whom indemnification is sought shall survive until finally resolved thereafter and, as to any such claim, such applicable expiration will not affect the rights to indemnification of the Party making such claim. The representations and warranties of the Parties, other than (a) the Company Fundamental Representations, (b) the Parent Fundamental Representations, (c) the Seller Parties’ and the Company’s representations and warranties contained in Section 3.21 relating to tax matters, or (d) claims involving Fraud, shall not survive the Closing. The Parties further acknowledge and agree that the time periods set forth in this Section 10.1 for the assertion of claims under this Agreement are the result of arms’ length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties. Other than (w) the Parent Fundamental Representations, (x) the Company Fundamental Representations, (y) the Seller Parties’ and the Company’s representations and warranties contained in Section 3.21 relating to tax matters and (z) claims involving Fraud, which shall survive the Closing, as and to the extent provided in this Section 10.1 above, no other representations and warranties of any of the Parties in this Agreement shall survive the Closing and all of such other representations and warranties shall expire at the Closing.
Section 10.2.    Indemnification Provisions for Parent’s Benefit. Subject to the limitations set forth in Article 10 or Article 8, each Seller Party, on its own behalf and on behalf of its successors, executors, administrators, estate, heirs and assigns (collectively, for the purposes of this Section 10.2, the “Seller Indemnifying Parties,” and each individually, a “Seller Indemnifying Party”) shall jointly and severally save, defend, indemnify and hold harmless Purchaser, Parent, and each of their respective directors, managers, officers, employees, Affiliates, direct and indirect partners, equityholders, agents, attorneys, representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) from and against and shall compensate and reimburse any Losses of the Parent Indemnified Parties as required by Article 8 or on account of (i) any breach by the Company or any Seller Party of the Company Fundamental Representations, (ii) any breach of any covenant or agreement by the Company or any Seller Party contained in this Agreement or any Ancillary Document, (iii) any Excluded Liabilities or any Losses arising from the transfers, distributions or assignments of the Excluded Assets and the Excluded Liabilities in accordance with Section 6.14 and (iv) all Losses with respect to each of the four matters (and only those four matters) set forth on Section 3.7 of the Disclosure Schedules under the caption “Covered Matters.” Other than as provided in this Section 10.2 and except in the case of Fraud, no indemnification shall be due or payable by the Seller Indemnifying Parties, and no claim will be made against them, with respect to Losses incurred in connection with a breach of representations and warranties, and recovery under the R&W Insurance Policy shall be the sole and exclusive remedy available to the Parent Indemnified Parties and the provisions set forth in this clause will apply even if the R&W Insurance Policy is never issued by an insurer, the R&W Insurance Policy is revoked, cancelled or modified in any manner after issuance, or the Parent Indemnified Parties make a claim under the R&W Insurance Policy and such claim is denied by the R&W insurer. None of the indemnification limitations set forth in this Section 10.2 shall limit Parent’s rights, remedies or recovery under the R&W Insurance Policy.

Section 10.3.    Indemnification Provisions for the Seller Parties’ Benefit. Subject to the provisions of this Article 10, from and after the Closing, Parent and Purchaser jointly and severally agree to save, defend, indemnify and hold the Seller Parties and their respective employees, directors, managers, officers, direct and indirect partners or equityholders, representatives, affiliates, successors and assigns (the “Seller Indemnified Parties”) harmless from and against any Losses sustained or suffered by the Seller Indemnified Parties to the extent caused by or arising out of, or by reason of (i) any breach by Parent or Purchaser of the Parent Fundamental Representations; (ii) any breach of any covenant or agreement by Purchaser contained in this Agreement or any Ancillary Document; (iii) any claims of any landlord or sub-landlord under any Real Property Leases for actions or inactions taken by Purchaser, Parent or the Company after the Closing and (iv) any Losses that arise as a direct result of the Reorganization and that would not have arisen had the Reorganization not occurred and Seller had sold Purchaser the Shares; provided, that the indemnity under this clause (iv) (A) shall not include any Losses that result from (1) the breach of any of the representations or warranties set forth in Section 3.21 or (2) a breach by either Seller Party (or its Affiliates) of any covenant under Article VIII and (B) with respect to Taxes, shall only include Taxes (of the Seller Parties and their Affiliates) to the extent the amount of such Taxes exceeds the amount of Taxes that would have been incurred by Seller and its Affiliates if the Reorganization had not occurred, Seller had sold the Shares to the Purchaser, and a valid and timely election pursuant to Section 336(e) of the Code (and any corresponding provision under state, local or foreign law) had been made in connection with the sale of the Shares. Notwithstanding anything provided in this Agreement to the contrary, no indemnification shall be payable by Parent and Purchaser pursuant to clause (i) of the preceding sentence of this Section 10.3 with respect to any claim asserted by a Seller Indemnified Party on account of any breach by Parent or Purchaser of the representations and warranties contained in Article 5 after the expiration of the applicable survival period prescribed for such representation and warranty in Section 10.1 (except that any written claim made in good faith with reasonable specificity, to the extent known at such time, prior to such expiration date and delivered to Parent shall survive thereafter until finally resolved and, as to any such claim, such applicable expiration will not affect the rights to indemnification of Seller Indemnified Parties). For the avoidance of doubt, the survival period in Section 10.1 shall not apply to or limit right of Seller Indemnified Parties to be indemnified and held harmless on account of claims specified in clauses (ii) and (iii) of the first sentence of this Section 10.3.
Section 10.4.    Tax Treatment of Indemnity Payments. The Seller Parties and Parent agree to treat any indemnity payment made pursuant to this Article 10 as an adjustment to the Closing Purchase Price for all Tax purposes and shall be treated as such by Parent and Seller on their Tax Returns to the greatest extent permitted by applicable Regulations.
Section 10.5.    Matters Involving Third Parties.
(a)If any third party notifies any Party (the “Indemnified Party”) with respect to any matter (including for the avoidance of doubt the matters set forth on Section 3.7 of the Disclosure Schedules) (a “Third-Party Claim”) that gives rise to a claim for indemnification against another Party (the “Indemnifying Party”) under this Article 10, then the Indemnified Party shall promptly (and in any event within fifteen Business Days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing (a “Notice”); provided, however, that failure to give such Notice within such fifteen-Business Day period or otherwise shall not limit the right of an Indemnified Party to recover hereunder from any Indemnifying Party except to the extent that such Indemnifying Party suffers any material prejudice or material harm with respect to such claim as a result of such failure except and to the extent that the Indemnifying Party can demonstrate actual loss or actual prejudice (and in any event, solely to the extent of such loss or prejudice) as a result of such failure.
(b)As between the Indemnified Party and the Indemnifying Party, in the case of any Third-Party Claims for which indemnification is sought, the Indemnifying Party shall be entitled at its cost and expense to (i) conduct and control any proceedings or negotiations with such third party, (ii) perform and control or direct the performance of any required activities, (iii) take all other steps to settle or defend any such claim (provided that the Indemnified Party is given the opportunity to reasonably participate in such defense and the Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party unless the settlement includes a complete release of the Indemnified Party with respect to the claim and no additional obligation, restriction or Losses shall be imposed on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder), and (iv) employ counsel to contest any such claim or liability; provided that the Indemnifying Party shall not have the right to assume control of such defense, if the claim for which the Indemnifying Party seeks to assume control: (A) seeks non-monetary, equitable or injunctive relief, (B) involves criminal allegations, proceedings, indictments or investigations, (C) involves an actual conflict of interest with respect to the Indemnified Party, or (D) involves a claim for which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend. The Indemnifying Party shall, within 30 days after delivery of the Notice to the Indemnifying Party (or sooner, if the nature of the Third-Party Claim so requires) (the “Dispute Period”), notify the Indemnified Party of its intention as to the conduct and control of the defense of such claim, provided that the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether to defend any claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof. Once the Indemnifying Party has made such election, the Indemnified Party shall have the right to participate in (but not control) any such defense and to employ separate counsel of its choosing at such Indemnified Party’s expense. If the Indemnifying Party shall decline to assume the defense of any such claim, or the Indemnifying Party shall fail to notify the Indemnified Party within the Dispute Period of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend against such claim (provided that the Indemnified Party shall not settle such claim without the consent of the Indemnifying Party) and the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer as a result of such Third-Party Claim to the extent subject to indemnification under this Article 10.
(c)In the event of any conflict between this Section 10.5 and Article 8, Article 8 shall govern.

Section 10.6.    Direct Claims. Any indemnification claim by an Indemnified Party which does not result from a Third-Party Claim shall be asserted by the Indemnified Party by giving the Indemnifying Party prompt written notice thereof. Such written notice shall summarize the basis for the indemnification claim based on the information reasonably available at that time to the Indemnified Party. The failure to give written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, unless, and then solely to the extent that, the rights of the parties from whom indemnity is sought are materially prejudiced as a result of such failure; provided, however, that no such notice shall have any effect or be valid if it is given following the end of any applicable survival period provided for in Section 10.1. The Indemnifying Party shall have 20 days after its receipt of such notice to respond in writing to such claim. If the Indemnifying Party does not so respond within such 20-day period, the Indemnifying Party shall be deemed to have accepted such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement and the Indemnifying Party shall promptly pay any amounts owed in accordance with the terms of this Agreement.
Section 10.7.    Further Limitations and Qualifications.
(a)The remedies provided in Article 8 and this Article 10 shall constitute the sole and exclusive remedies available to any Party against any other Party with respect to any claim arising under this Agreement or any certificate delivered in connection therewith and the facts and circumstances relating and pertaining hereto (whether any such claim shall be made in contract, breach of warranty, tort or otherwise), other than for claims involving Fraud or specific performance under Section 11.12.
(b)For purposes of both determining (i) the amount of Losses arising from a breach of or inaccuracy in any representation, warranty, covenant or obligation of the Company or any Seller Party in this Agreement and (ii) whether any such representation, warranty, covenant or obligation has been breached or is inaccurate, any limitations or qualifications as to dollar amount or materiality (or similar concept) set forth in such representation, warranty, covenant or obligation shall be disregarded.
Section 10.8.    Remedies Not Affected by Inspection, Disclosure or Knowledge. If the Transaction is consummated, (subject to the limitations on survival as provided in Section 10.1), Purchaser and Parent expressly reserve the right to seek indemnity or any other remedies for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, disclosure to, knowledge or imputed knowledge of Purchaser, Parent or any of their respective Representatives in respect of any fact or circumstance that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof. In furtherance of the foregoing, each Seller Party agrees that as knowledge or lack of reliance shall not be a defense in law or equity to any claim of breach of representation, warranty or covenant by a Seller Party herein, each Seller Party shall not in any proceeding concerning a breach or alleged breach of any representation, warranty or covenant herein, or any indemnity thereof, seek information concerning knowledge or reliance of Purchaser or Parent or any of their respective Representatives, through deposition, discovery or otherwise, or seek to introduce evidence or argue in any proceeding regarding the knowledge or lack of reliance of Purchaser, Parent or any of their respective Representatives prior to the Closing on or with respect to any such representations, warranties or covenants.

Section 10.9.    Acknowledgements; and Release. Parent and Purchaser hereby acknowledge that, following the Closing, except for claims of Fraud and claims made pursuant to Section 8.5 or Section 10.2, the R&W Insurance Policy shall be the sole and exclusive source of recovery and remedy for any Losses sustained, suffered or incurred by Parent, Purchaser and their respective Affiliates resulting from any breach, misstatement, misrepresentation, inaccuracy or omission by any Seller Party or the Company of their respective representations and warranties contained in this Agreement or any certificate delivered in connection with this Agreement. Effective as of the Closing, except for claims of Fraud and claims arising under this Agreement, each of Parent, Purchaser and the Company, on behalf of itself and each of its Subsidiaries and Affiliates and each of its current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges each Seller Party and each of its respective Affiliates and each of their respective current and former officers, directors, employees, partners, managers, members, advisors, attorneys, financial advisors, lenders, successors and assigns (collectively, the “Released Parties”) of and from any and all Actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to Seller’s ownership of the Company occurring or arising on or prior to the Closing Date.
ARTICLE 11
MISCELLANEOUS
Section 11.1.    Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Ancillary Documents) and the Non-Disclosure Agreement (a) constitute the final and entire agreement between and among the Parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Purchaser shall be entitled to assign this Agreement to an Affiliate and Purchaser and its Affiliates shall be entitled to assign their rights (but not their obligations) under this Agreement to any of their financing sources as collateral security; and provided, further, that the foregoing restriction on assignment shall not limit or restrict Seller’s right to engage in any Seller CIC Transaction.
Section 11.2.    Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and, to such end, the provisions of this Agreement are agreed to be severable.
Section 11.3.    Amendment. This Agreement may be amended by action taken in writing by the Parties at any time before or after the Closing. Notwithstanding anything to the contrary contained herein, the last sentence of Section 9.2, Section 9.3(e), Section 11.1, Section 11.6(b), Section 11.8, Section 11.9(b), Section 11.10, Section 11.12(b) and this Section 11.3 (and any provision of this Agreement to the extent an amendment, supplement, modification, waiver or termination of such provisions would modify the substance of the last sentence of Section 9.2, Section 9.3(e), Section 11.1, Section 11.6(b), Section 11.8, Section 11.10, Section 11.12(b) and thi

s Section 11.3) may not be amended, supplemented, modified, waived or terminated in a manner that adversely impacts the Financing Source Parties without the prior written consent of the Financing Sources.
Section 11.4.    Extension; Waiver. At any time prior to the Closing, each of the Seller Parties and the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations the other parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of the Party or Parties providing the extension or waiver. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 11.5.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail (with delivery via nationally‑recognized overnight courier, registered or certified mail to follow), by nationally‑recognized overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to each other Party as follows:

(a)if to Parent or Purchaser:
c/o Prime Communications, LP
12550 Reed Road, Suite 100
Sugar Land, Texas 77478
Attention: Farid Virani; Grant Copeland

with a copy to (which shall not constitute notice):
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, TX 75210
Attention: Jeffrey Chapman

(b)if to either Seller Party to:

GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051
Attention: Daniel Kaufman

with a copy to (which shall not constitute notice):

Pepper Hamilton LLP
3000 Two Logan Square
18th and Arch Streets
Philadelphia, PA 19103
Attention: Michael Friedman, Esq.

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 11.6.    Governing Law; Jurisdiction; Service of Process.
(a)This Agreement, and all claims or causes of action (whether at law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. With respect to any action or claim arising out of or relating to the Transaction or any document or instrument delivered in connection therewith, the Parties hereby expressly and irrevocably (a) agree and consent to be subject to the exclusive jurisdiction of the United States District Court located in the State of Delaware (and in the absence of federal jurisdiction, the parties consent to be subject to the exclusive jurisdiction of the state courts located in the State of Delaware), (b) agree not to bring any action related to the Transaction or any document or instrument delivered in connection therewith in any other court (except to enforce the judgment of such courts), (c) agree not to object to venue in such courts or to claim that such forum is inconvenient and (d) agree that notice or the service of process in any proceeding shall be properly served or delivered if delivered in the manner contemplated by Section 11.5. Final judgment by such courts shall be conclusive and may be enforced in any manner permitted by applicable Regulations.
(b)Notwithstanding anything in this Agreement to the contrary, but subject to the next sentence, each of the Parties agrees that (i) it will not bring or support any Action against the Financing Source Parties, in any way relating to this Agreement or the Transaction, including but not limited to any dispute arising out of or relating in any way to the Debt Financing Commitment, the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof, in any forum other than the Supreme Court of the State of New York,

County of New York, or, if under applicable Regulations exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof) and (ii) any such Action shall be governed by the laws of the State of New York. Each Seller Party further agrees that it shall not, and shall cause its Affiliates and its and their direct and indirect stockholders not to, bring or support any Action against any Financing Source Party, in any way relating to this Agreement or the Transaction, including any dispute arising out of or relating in any way to the Debt Financing Commitment, the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof.
Section 11.7.    Public Announcements. On and after the Agreement Date and through the Closing Date, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transaction, and no Party shall issue any press release or make any public statement prior to obtaining the other party’s written approval, which approval shall not be unreasonably withheld; provided, however, that nothing in this Agreement shall restrict or prevent a Party from publishing any press release or from making any and all public disclosures (i) which such Party reasonably believes to be legally required by it to comply with securities laws or regulations or rules of the New York Stock Exchange or (ii) to comply with the requests of a Governmental Body, provided that, to the extent possible under the circumstances, the Party making any such public disclosures shall consult with the other Parties and consider in good faith the views of such other Parties prior to making such disclosure.
Section 11.8.    Waiver of Jury Trial. EACH OF THE PARTIES WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTION OR TO THE DEBT FINANCING COMMITMENT, THE DEBT FINANCING OR THE DEFINITIVE AGREEMENTS EXECUTED IN CONNECTION THEREWITH OR THE PERFORMANCE THEREOF.
Section 11.9.    Parties in Interest.
(a)This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.7, Article 2 and Section 11.15, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.
(b)Notwithstanding the foregoing clause (a), (i) the provisions of the last sentence of Section 9.2 and Section 9.3(e) shall be enforceable against Seller (but not Purchaser) by each Financing Source Party and (ii) the provisions of this Section 11.9(b), Section 11.3, Section 11.6(b), Section 11.8, Section 11.10 and Section 11.12 shall be enforceable against all parties to this Agreement by each Financing Source Party.
Section 11.10.    Personal Liability. Except to the extent otherwise set forth in the Non-Disclosure Agreement, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender (including any Financing Sources) to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender (including any Financing Source) to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach, and, to the maximum extent permitted by Regulations, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Regulations, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
Section 11.11.    Expenses. Except as set forth in this Agreement, each of the Parties will bear its own costs and expenses incurred in connection with this Agreement and the Transaction, including all legal, accounting, investment banking and other expenses incurred by it or on its behalf, whether or not such transactions are consummated.
Section 11.12.    Specific Performance.
(a)The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that any breach of this Agreement would not be adequately compensated by monetary damages. Subject to Section 9.3(d) and Section 11.12(b), the Parties acknowledge and agree that in the event of any breach or threatened breach by either Seller Party or the Company, on the one hand, or Purchaser or Parent, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Seller Parties and the Company, on the one hand, and Parent and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by another party (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required. The pursuit of specific enforcement by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.

(b)Subject to Section 9.3(d), it is acknowledged and agreed that the Seller Parties shall be entitled to seek specific performance against Parent and Purchaser of the obligation of Parent and Purchaser to cause the Closing Purchase Price to be funded in accordance with the terms of this Agreement, but only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived in accordance with the terms of this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions assuming a Closing would occur); (ii) the Debt Financing has been funded or will be funded at the Closing if the remainder of the Estimated Closing Purchase Price is funded at the Closing; (iii) Purchaser and Parent fail to complete the Closing pursuant to and in accordance with Section 2.3; and (iv) each Seller Party has confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded, and Purchaser and Parent otherwise comply with their respective obligations hereunder, then the Closing will occur. For the avoidance of doubt, in no event shall either Seller Party be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Estimated Closing Purchase Price to be funded at the Closing or to consummate the Transaction if the Debt Financing has not been funded (or will not be funded at the Closing if the remainder of the Estimated Closing Purchase Price were funded at the Closing).
(c)Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise at any time of any other remedy. Subject to Section 11.12(b) and Section 9.3(d), Seller and Company, on the one hand, and Purchaser, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by a Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parties under this Agreement. Subject to Section 11.12(b) and Section 9.3(d), the Parties further agree that (i) by seeking the remedies provided for in this Section 11.12, a Party shall not in any respect be deemed to have waived its right to seek at any time any other form of relief that may be available to such Party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.12 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.12 shall require a Party to institute any proceeding for (or limit a Party’s right to institute any proceeding for) specific performance under this Section 11.2 prior to or as a condition to exercising any termination right under Article 9 (and pursuing monetary damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 11.12 or anything set forth in this Section 11.2 restrict or limit a Party’s right to terminate this Agreement in accordance with the terms of Article 9.

Section 11.13.    Counterparts; Effectiveness. This Agreement may be executed by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. This Agreement shall become effective when each Party shall have received counterparts thereof signed and delivered (by facsimile, “portable document format” (PDF), electronic transmission or otherwise) by all of the Parties.
Section 11.14.    Company Disclosure Schedule. The representations and warranties contained in Article 3 and Article 4 are qualified by reference to the Company Disclosure Schedule. The Parties agree that the Company Disclosure Schedule is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or the Seller Parties, as applicable, except as and to the extent expressly provided in this Agreement. Parent and Purchaser acknowledge that the Company Disclosure Schedule may include items or information which the Company or the Seller Parties are not required to disclose under this Agreement. Inclusion of information in the Company Disclosure Schedule shall not be construed as an admission that such information is material to the Company or the Seller Parties. Parent and Purchaser acknowledge that headings have been inserted on the individual schedules included in the Company Disclosure Schedule for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of the Agreement or the Company Disclosure Schedule. Cross references that may be contained in certain schedules contained in the Company Disclosure Schedule to other schedules contained in the Company Disclosure Schedule are not all‑inclusive. Information contained in various schedules contained in the Company Disclosure Schedule or sections and subsections of the schedules contained in the Company Disclosure Schedule may be applicable to other schedules or sections and subsections and, accordingly, every matter, document or item referred to, set forth or described in one schedule contained in the Company Disclosure Schedule shall be deemed to be disclosed under each and every part, category or heading of the Company Disclosure Schedule and all other schedules contained therein and shall be deemed to qualify the representations and warranties of the Company in the Agreement, to the extent that the applicability of such matter, document or item is reasonably apparent on the face of such disclosure without reference to any underlying documentation.
Section 11.15.    Time of the Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.
Section 11.16.    No Conflict.
(a)Each of the Parties (i) hereby confirms that no engagement that either Pepper Hamilton LLP or Holland & Hart LLP has undertaken or may undertake on behalf of the Company, the Seller Parties or any of their respective current or former equityholders or Affiliates will be asserted by any of the Company, Parent or Purchaser either as a conflict of interest with respect to, or as a basis to preclude, challenge or otherwise disqualify either Pepper Hamilton LLP or Holland & Hart LLP from, any current or future representation of the Company, the Seller Parties or any of their respective current or former equityholders or Affiliates, (ii) hereby waives any conflict of interest that exists on or prior to the Closing, and any other basis that might be asserted to preclude, challenge or otherwise disqualify Pepper Hamilton LLP or Holland & Hart LLP in any representation of the Company, the Seller Parties or any of their respective current or former equityholders or Affiliates with respect to any such matter and (iii) hereby waives any conflict of interest that might be asserted to exist after the Closing, and any other basis that might be asserted to preclude, challenge or otherwise disqualify Pepper Hamilton LLP or Holland & Hart LLP in any representation of the

Seller Parties or any of their current or former equityholders or Affiliates with respect to any such matter.
(b)Each of Parent, Purchaser and the Company, for itself and its Affiliates, hereby irrevocably acknowledges and agrees that communications and attorney work-product documentation between the Company and Pepper Hamilton LLP and Holland & Hart LLP, made exclusively in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action exclusively arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the Transaction, are privileged communications and documentation between the Company and such counsel, will not pass and become an asset or property of the Company or the insurance carrier providing the R&W Insurance Policy following the Closing. From and after the Closing, each of Purchaser and the Company, on behalf of itself and its respective Affiliates, waives and will not assert against the Company, or against any manager, director, member, partner, officer, employee or affiliate of the Company, any attorney-client privilege with respect to any communication exclusively relating to this Agreement, any agreements contemplated by this Agreement or the Transaction, between either of Pepper Hamilton LLP or Holland & Hart LLP and the Company or Seller occurring prior to the Closing in connection with any representation from and after the Closing. Parent and Purchaser further agree that Pepper Hamilton LLP, Holland & Hart LLP and their respective partners and employees are third party beneficiaries of this Section 11.16.
* * * * *

Each of the parties has caused this Equity Purchase Agreement to be duly executed on its behalf as of the day and year first above written.
Prime Communications, L.P.

By:	ZAF, LLC, its General Partner

By:	/s/ Farid Virani
	Name:	Farid Virani
	Title:	Manager

Prime Acquisition Company, LLC

By:	ZAF, LLC, its General Partner

By:	/s/ Farid Virani
	Name:	Farid Virani
	Title:	Manager

Spring Communications Holding, Inc.

By:	/s/ Robert A. Lloyd
	Name:	Robert A. Lloyd
	Title:	Chief Financial Officer

Spring Communications Parent, Inc.

By:	/s/ Robert A. Lloyd
	Name:	Robert A. Lloyd
	Title:	President

GameStop Corp.

By:	/s/ Robert A. Lloyd
	Name:	Robert A. Lloyd
	Title:	Chief Operating Officer and
Chief Financial Officer